

Stericycle®

2020
Proxy Statement

We protect what matters.

Our Company At A Glance

Stericycle is a global business-to-business services company. We provide an array of highly specialized solutions serving healthcare organizations and commercial businesses of every size. Since our founding in 1989, we have grown from a small start-up in medical waste management into a leader across a range of increasingly complex and highly regulated arenas, such as:

• Regulated waste management and compliance solutions

• Secure information destruction

• Environmental and sustainable solutions

• Product recall and withdrawal service

• Patient communication services for hospitals

Every organization today must comply with increasingly strict regulatory requirements and quality controls in the delivery of their core products or services. Large or small, businesses can't always do it on their own. They seek out Stericycle to help them. We have the expertise and passion to take on many complicated and often behind-the-scenes services our clients don't always know how to do well but that ultimately make their businesses better.



FOUNDED IN 1989



HEADQUARTERS
BANNOCKBURN, IL



2019 REVENUE OF
$3.3 BILLION



560+ LOCATIONS
IN 19 COUNTRIES

OUR PURPOSE:

To help our customers fulfill their promises by providing solutions that protect people and brands, promote health and safeguard the environment.



MORE THAN
ONE MILLION CUSTOMERS WORLDWIDE



**19,500+
TEAM MEMBERS**

A Letter from the Chairman

Dear Fellow Stockholders –

I am proud to say that we made significant progress in the continued evolution of Stericycle throughout 2019, delivering improved performance and meaningful value.

Executing on Key Strategic Priorities

Working closely with the Board of Directors, Stericycle's new executive leadership is driving an overall transformation to enhance results and evolve our business for the future by pursuing five key priorities: portfolio rationalization, debt reduction and leverage improvements, quality of revenue, operational cost efficiencies and successful enterprise resource planning (ERP) implementation. Our team made significant progress in these areas over the last year and our recent results have shown that our strategy is working. Specifically, we have:

- Executed six divestitures of non-core assets – including the announced sale of our Domestic Environmental Solutions business, our largest divestiture to date.

- Reduced debt by approximately $100 million in 2019 through a combination of improved Free Cash Flow and divestiture proceeds.

- Implemented quality of revenue initiatives that delivered three consecutive quarters of organic revenue growth in our core regulated medical waste business, including the highest quarterly growth rate we have seen in three years.

- Implemented centralized decision making and standardized operations, including the introduction of master operating plans which have reduced headcount and fleet size in the facilities where they have been tested and significantly reduced lost time and accident claims.

- Continued the development, testing and training for the ERP system and implemented the first phase in January 2020, a new global human capital management system, that we anticipate will meaningfully enhance operational practices.

Refreshing Company Leadership

In May 2019, Cindy Miller made the planned and successful transition to Chief Executive Officer. Cindy has built a strong leadership team that includes operating executives with deep expertise in logistics-based businesses as well as new skill sets through the appointment of a Chief Commercial Officer and Chief Engineer. The leadership team was further enhanced by the addition of Janet Zelenka, a seasoned public company Chief Financial Officer with a clear mandate and plan to enhance internal controls. In addition, we have expanded our Board by adding two new, independent directors for election at the 2020 Annual Meeting. This builds on the seven new directors we added over the prior three years and is consistent with our commitment to ensuring that we have the right expertise to guide the Company going forward.

Strengthening Controls

We have also made significant progress on our comprehensive plan to address the Company's material weaknesses. Janet Zelenka and our audit committee have designed and implemented a significant number of controls aimed at expanding critical accounting policies, standardizing these across the organization and training employees to stress process and procedures that reinforce the control environment. This plan, which is expected to be further enhanced by the implementation of our ERP initiative, will continue to be a top priority for the Company in 2020.

Aligning Incentives

Following the 2019 Annual Meeting, we reached out to stockholders to understand their perspective and gather their feedback on our executive compensation program. The feedback received was conveyed to the Compensation Committee and the entire Board, and served as an important consideration as we evaluated updating our program. In line with stockholder feedback, we updated Stericycle's 2020 executive compensation plan to better align with Company performance and stockholder outcomes. Our revised plan adds key business performance metrics to the compensation rubric, increases the focus on performance-based equity incentives, and increases the equity holding requirement of the CEO and Directors. We believe these adjustments will create even stronger incentives for our executive leadership team to attain and exceed performance goals that will drive long-term stockholder value.

Looking Ahead

The actions taken in the last year are strong steps in a new era for Stericycle. Over time, we are confident these efforts will continue to drive growth, improve profitability, and deliver meaningful value.

While we are proud of the progress we have made in 2019, it is also important for us to recognize that, as we stand here today, much of the world is in the midst of the global COVID-19 pandemic. These are challenging times, and Stericycle is committed to working to protect communities, healthcare workers and the environment in mitigating this threat. Times like these are a reminder of the important work we do, and we look forward to continuing to partner with the global healthcare community to develop and implement best practices in medical waste management.

On behalf of the Board of Directors, I want to thank you for your investment and confidence in Stericycle. We look forward to continuing our engagement with stockholders and maintaining our momentum through 2020.

Sincerely,



Robert S. Murley
Chairman



Notice of 2020 Annual Meeting of Stockholders

Friday, May 22, 2020

8:30 a.m. Central Time

DEAR STOCKHOLDER:

You are cordially invited to attend our 2020 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Friday, May 22, 2020 at 8:30 a.m. Central Time. The Annual Meeting will be a completely virtual meeting of stockholders. You may attend the online meeting, submit questions, and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/SRCL2020. To enter the Annual Meeting you will need the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials. We recommend that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts.

At the Annual Meeting, you will be asked to consider and vote on the following matters:

1. election to the Board of Directors (the "Board") of the twelve nominees for director named in this proxy statement;

2. an advisory vote to approve executive compensation (the "say-on-pay" vote);

3. approval of an amendment to the Stericycle, Inc. Employee Stock Purchase Plan increasing the number of shares available for issuance;

4. ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020;

5. a stockholder proposal entitled Special Shareholder Meeting Improvement, if it is properly presented at our Annual Meeting;

6. a stockholder proposal with respect to amendment of our compensation clawback policy, if it is properly presented at our Annual Meeting; and

7. any other matter that properly comes before the Annual Meeting.

Only stockholders of record at the close of business on the record date of March 27, 2020 are entitled to vote at the Annual Meeting.

It is important that your shares are voted, whether or not you attend the virtual meeting. You are encouraged to vote your shares, as instructed in the Notice of Internet Availability of Proxy Materials, as soon as possible. You may also follow the instructions on the Notice of Internet Availability of Proxy Materials to vote by telephone or request a paper proxy card, which will include a reply envelope, to submit your vote by mail. Your prompt response will help reduce solicitation costs incurred by us.

For the Board of Directors

Dated: April 9, 2020
Bannockburn, Illinois

Robert S. Murley
Chairman of the Board

Cindy J. Miller
President and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the 2020
Annual Meeting of Stockholders to be Held on May 22, 2020:

The Proxy Statement and 2019 Annual Report to
Stockholders are available at *www.proxyvote.com*

Table of Contents

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this proxy statement. It does not contain all information that you should consider, and you should read the entire proxy statement carefully before voting. In this proxy statement, "we," "us," "our," "Stericycle" and the "Company" all refer to Stericycle, Inc.

Annual Meeting of Stockholders

Time and Date:	8:30 a.m. Central Time on Friday, May 22, 2020
Place:	The completely virtual Annual Meeting will be held at www.virtualshareholdermeeting.com/SRCL2020.
Record Date:	March 27, 2020
Voting:	Stockholders as of the record date are entitled to vote.
Proxy Materials:	This proxy statement and our annual report to stockholders (which includes a copy of our Annual Report on Form 10-K for the year ended December 31, 2019) are first being made available to stockholders on or about April 9, 2020.

Meeting Agenda and Voting Recommendations

Agenda Item	Board Recommendation	Page
Election of twelve directors	**FOR** each Nominee	5
Advisory vote to approve executive compensation (the "say-on-pay" vote)	**FOR**	20
Approval of an amendment to the Stericycle, Inc. Employee Stock Purchase Plan increasing the number of shares available for issuance	**FOR**	48
Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020	**FOR**	51
Stockholder proposal entitled Special Shareholder Meeting Improvement	**AGAINST**	54
Stockholder proposal with respect to amendment of our compensation clawback policy	**AGAINST**	56

Board Nominees

The following table provides summary information about the nominees for director. Each director is elected by a majority of votes cast.

Nominee	Age	Director Since	Principal Occupation	Current Committees
Robert S. Murley	70	2017	Chairman of the Board, Stericycle, Inc.; Senior Advisor, Credit Suisse, LLC	None
Cindy J. Miller	57	2019	President and Chief Executive Officer, Stericycle Inc.	None
Brian P. Anderson	69	2017	Former Executive Vice President, OfficeMax Incorporated	• Audit (Chair)
Lynn D. Bleil	56	2015	Former Senior Partner, McKinsey & Company	• Compensation • Nominating and Governance (Chair)
Thomas F. Chen	70	2014	Former Senior Vice President and President of International Nutrition, Abbott Laboratories	• Compensation • Nominating and Governance
J. Joel Hackney, Jr.	50	2019	Chief Executive Officer, nThrive, Inc.	• Nominating and Governance
Veronica M. Hagen	74	2018	Former President and Chief Executive Officer, Polymer Group Inc.	• Audit
Stephen C. Hooley	57	2019	Former Chairman and Chief Executive Officer, DST Systems, Inc.	• Audit • Compensation
James J. Martell	65	–	Former Chairman and Chief Executive Officer, Express-1 (the predecessor company to XPO Logistics, Inc.)	–
Kay G. Priestly	64	2018	Former Chief Executive Officer, Turquoise Hill Resources Ltd.	• Audit
James L. Welch	65	–	Former Chief Executive Officer, YRC Worldwide	–
Mike S. Zafirovski	66	2012	Former Director, President and Chief Executive Officer, Nortel Networks Corporation	• Compensation (Chair) • Nominating and Governance

Compensation Highlights

Our compensation program is performance oriented and designed to incent our executive officers to improve our operating performance and thereby create value for all of our stockholders. The following table sets forth the 2019 compensation for each named executive officer as determined under the rules of the U.S. Securities and Exchange Commission ("SEC"). See the notes accompanying the Summary Compensation Table herein for more information.

Named Executive Officer	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Cindy J. Miller	804,808	–	1,344,412	844,387	–	222,306	3,215,913
Janet H. Zelenka	331,730	–	444,429	338,914	–	2,654	1,117,727
Daniel V. Ginnetti	575,000	–	462,965	350,826	–	3,000	1,391,791
Joseph A. Reuter	353,077	–	222,253	193,591	–	169,078	937,999
David W. Stahl	358,000	–	222,251	168,384	–	3,000	751,635
Charles A. Alutto	342,308	–	–	–	–	1,473,077	1,815,385
William J. Seward	276,923	–	315,545	422,642	–	61,038	1,076,148
Kurt M. Rogers	500,000	–	311,102	235,748	–	3,000	1,049,850

ITEM 1 Election of Directors for a One-Year Term

Board Refreshment

In conjunction with our comprehensive, multi-year program to transform the Company for long-term sustainability and to drive profitable growth and long-term shareholder returns, we embarked on a similar transformation on Corporate Governance.

As part of our continuing efforts to ensure that our Board has the right skills and experience to best oversee management and the execution of our strategy and the associated risks, we have added seven new directors since 2017, who have substantial experience in finance, accounting and financial reporting, and broad experience in business transformation. In addition, since the beginning of 2017, several long-tenured directors have stepped down from the Board. The average tenure of the nominees for election as a director is less than three years.

We also revamped Board leadership with Robert S. Murley being elected as independent Chairman of the Board in March 2018 and new Chairs of the Audit, Compensation, and Nominating and Governance Committees were elected in 2017, 2019 and 2016, respectively.

Our Board is currently composed of 10 directors. On March 26, 2020, we entered into a Cooperation Agreement (the "Cooperation Agreement") with Saddle Point Management, L.P., Maxima Fund I, L.P. and Roy J. Katzovicz (collectively, the "Investors") pursuant to which we agreed, among other things, to increase the size of our Board from ten to twelve directors and to nominate James J. Martell and James L. Welch for election to our board at the Annual Meeting. The Cooperation Agreement, including certain standstill commitments made by the Investors, is described in a Form 8-K filed with the SEC.

With the exception of Ms. Miller, our President and Chief Executive Officer, all of our director nominees are outside directors (i.e., directors who are neither an officer nor an employee of ours). The Board has determined that all of our outside directors are independent under the applicable rules of the SEC and listing standards of the Nasdaq Stock Market LLC ("Nasdaq").

Each director elected at the Annual Meeting will hold office until our 2021 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified. All of the director nominees were elected to serve as directors at our 2019 Annual Meeting of Stockholders except for Messrs. Martell and Welch as noted above.

Snapshot of 2020 Director Nominees

The nominees for Director are overwhelmingly independent. The nominees for Director also represent diverse points of view that contribute to a more effective decision-making process.

Board Independence

12 Directors

All Director nominees are independent except the President and CEO



Board Tenure

Tenure of Director nominees (years of consecutive service)

2.7 years Average Tenure



0-4 years	9
5-8 years	3
9+ years	0

Diversity of Director Nominees

50% Gender, ethnic or other minority representation



Voting in Uncontested Director Elections

Under our bylaws, a nominee for election as a director must receive a majority of the votes cast in order to be elected as a director in an uncontested election (an election in which the number of nominees for election is the same as the number of directors to be elected). In other words, the nominee must receive more "for" votes than "against" votes, with abstentions and broker non-votes not having any effect on the voting.

If a nominee for election as a director is an incumbent director and the nominee is not re-elected, Delaware law provides that the director continues to serve as a "holdover" director until his successor is elected and qualified or until he resigns. Under our bylaws, an incumbent director who is not re-elected is required to tender his resignation as a director. Our Nominating and Governance Committee will review the circumstances and recommend to the Board whether to accept or reject the director's resignation or take any other action. The Board is required to act on this recommendation and publicly disclose its decision and the rationale behind its decision within 90 days from the date that the election results are certified.

Nominees for Director

ROBERT S. MURLEY, INDEPENDENT CHAIRMAN



Director since January 2017
Age 70

Experience: Robert S. Murley has served as our Chairman since March 2018. Mr. Murley is a Senior Adviser to Credit Suisse, LLC, a financial services company. From 1975 to April 2012, Mr. Murley was employed by Credit Suisse, LLC and its predecessors. In 2005, he was appointed Chairman of Investment Banking in the Americas. Prior to that time, Mr. Murley headed the Global Industrial and Services Group within the Investment Banking Division, as well as the Chicago investment banking office. He was named a Managing Director in 1984 and appointed a Vice Chairman in 1998. Mr. Murley is a member of the board of directors of Health Insurance Innovations Inc., of privately held Brown Advisory Incorporated, and on the board of advisors of Harbour Group. He was formerly on the board of directors of Stone Energy Corporation and Apollo Education Group, Inc. Mr. Murley is an Emeritus Charter Trustee of Princeton University, a Trustee and the former Chairman of the Board of the Educational Testing Service in Princeton, New Jersey, is Vice Chairman of the Board of the Ann & Robert Lurie Children's Hospital of Chicago and Chair of the Board of the Lurie Children's Foundation, is a Trustee of the Museum of Science & Industry in Chicago, Illinois, and is Chairman of the Board of the UCLA Anderson Board of Advisors.

Skills & Qualifications: Mr. Murley's existing company board experience, his deep knowledge of the capital markets and the economy, and his extensive experience leading and advising a range of businesses across multiple industries make him a valuable member of the Board.

CINDY J. MILLER



Director since February 2019
Age 57

Experience: Ms. Miller joined Stericycle as President and Chief Operating Officer in October 2018. She was named President and Chief Executive Officer effective May 2019. Ms. Miller previously served as President, Global Freight Forwarding for United Parcel Service ("UPS"), a multinational package delivery and supply chain management company, from April 2016 to September 2018 and as President of UPS's European region from March 2013 to March 2016.

Skills & Qualifications: From her 30-year career at UPS, Ms. Miller brings to the Board significant transportation and logistics expertise, and she also has deep knowledge and experience in business transformation and change management, operations management, strategy, logistics, and international business.

BRIAN P. ANDERSON



Director since January 2017
Age 69

Experience: Mr. Anderson served as Senior Vice-President and Chief Financial Officer of OfficeMax Incorporated from 2004 to 2005 and as Senior Vice President and Chief Financial Officer of Baxter International from 1997 to 2004. He joined Baxter in 1991, as Vice President, Corporate Audit, and became Corporate Controller in 1993 and then Vice President, Finance in 1997. Before joining Baxter, he spent 15 years with Deloitte in the Chicago office and the Washington, D.C. office as an Audit Partner. He is a member of the Board of Directors of W. W. Grainger, Inc., PulteGroup, Inc., and James Hardie Industries plc. He currently serves as Chairman of the Audit Committee of James Hardie Industries plc, and is the former Chairman of the Nemours Foundation, Chairman of the Audit Committee of the Pulte Group, Inc. and Lead Director and Audit Committee Chairman of W. W. Grainger, Inc. Mr. Anderson serves on The Governing Board of the Center for Audit Quality and served on the Board of A.M. Castle & Co. from 2005 to 2016, as Audit Committee Chairman (2005-2010) and Chairman of the Board 2010-2016.

Skills & Qualifications: Mr. Anderson brings to our Board his significant experience as a chief financial officer of two large multinational companies, in-depth knowledge with respect to the preparation and review of complex financial reporting statements, and experience in risk management and risk assessment.

LYNN D. BLEIL



Director Since May 2015
Age 56

Experience: Ms. Bleil was the leader of the West Coast Healthcare Practice of McKinsey & Company ("McKinsey"), a management consulting firm. Ms. Bleil was also a leader of McKinsey's worldwide Healthcare Practice. She retired in November 2013 as a Senior Partner (Director) in the Southern California Office of McKinsey. During her more than 25 years with McKinsey, she worked exclusively within the healthcare sector, advising senior management and boards of leading companies on corporate and business unit strategy, mergers and acquisitions and integration, marketing and sales, public policy and organization. Ms. Bleil also serves as a director of Amicus Therapeutics Inc., a biotechnology company, Alcon AG, Sonova Holdings AG, a global leader in hearing aids and cochlear implants, and Intermountain Healthcare's Park City Medical Center, a non-profit healthcare organization. She was formerly a director of DST Systems, Inc.

Skills & Qualifications: Ms. Bleil brings to the Board significant experience in the healthcare industry, as well as commercial expertise and expertise in corporate strategy, mergers and acquisitions, and financial reporting, compliance and risk management.

THOMAS F. CHEN



Director Since May 2014
Age 70

Experience: Mr. Chen served as senior vice president and president of international nutrition of Abbott Laboratories ("Abbott") before retiring in 2010. During his 22-year career at Abbott, Mr. Chen served in a number of roles with expanding responsibilities, primarily in Pacific/Asia/Africa where he oversaw expansion into emerging markets. Prior to Abbott, he held several management positions at American Cyanamid Company, which later merged with Pfizer, Inc. Mr. Chen currently serves as a director of Baxter International Inc. and an advisor to Cooperation Fund, a partnership between Goldman Sachs and the sovereign fund, China Investment Corporation, to bolster U.S. manufacturers' market presence in China. Mr. Chen previously served as a director of Cyanotech Corporation.

Skills & Qualifications: With his extensive international business experience in pharmaceutical, hospital products and nutritionals through his 22-year career at Abbott, Mr. Chen provides our Board with a distinct global perspective resulting from his experience with diverse geographies and healthcare products. He also provides our Board with significant operational, strategy, mergers and acquisitions, healthcare industry, governmental and regulatory, and commercial expertise.

J. JOEL HACKNEY, JR.



Director Since March 2019
Age 50

Experience: Mr. Hackney has been the Chief Executive Officer and a director of nThrive, Inc., a revenue cycle management company providing medical billing and coding, business analytics and advisory services, since January 2016. Previously, he was the Chief Executive Officer and a director of AVINTV from June 2013 to November 2016.

Skills & Qualifications: With more than 25 years of experience leading both private and public companies domestically and abroad, Mr. Hackney brings to our Board deep expertise in driving business transformation and profitable growth.

VERONICA M. HAGEN



Director Since June 2018
Age 74

Experience: From 2007 until her retirement in 2013, Ms. Hagen served as Chief Executive Officer of Polymer Group, Inc., a global engineering materials company, and served from 2007 to 2015 as a Director. She also served as President of Polymer Group, Inc. from January 2011 until her retirement in 2013. Prior to joining Polymer Group, Inc., Ms. Hagen was the President and Chief Executive Officer of Sappi Fine Paper, a division of Sappi Limited. She has served as Vice President and Chief Customer Officer at Alcoa Inc. and owned and operated Metal Sales Associates. She is a Director of American Water Works Company, Inc., and Newmont Mining Corporation. She previously served as a director of The Southern Company.

Skills & Qualifications: Ms. Hagen brings business transformation expertise, senior leadership experience, corporate governance knowledge and experience, environmental matters experience and risk management experience. Ms. Hagen's experience as chief executive officer of two global companies allows her to contribute key valuable insights to our Board regarding operations management, customer service and strategic planning.

STEPHEN C. HOOLEY



Director Since March 2019
Age 57

Experience: Mr. Hooley served as Chairman, Chief Executive Officer and President of DST Systems, Inc., a provider of advisory, technology and operations outsourcing to the financial and healthcare industries, from July 2014 to April 2018. He was Chief Executive Officer and President of DST Systems from September 2012 to July 2014 and President and Chief Operating Officer from July 2009 to September 2012. He was previously the President and Chief Executive Officer of Boston Financial Data Services.

Skills & Qualifications: Mr. Hooley brings service as a public company chief executive officer and director, deep experience in the financial services and healthcare industries and extensive IT, business transformation and strategy expertise.

JAMES J. MARTELL



Director Nominee
Age 65

Experience: Mr. Martell is a logistics veteran with 40 years of industry experience previously serving as Chairman and Chief Executive Officer of Express-1, the predecessor company of XPO Logistics, Inc., a company engaged in freight logistics. Mr. Martell served on the XPO board until 2016. Mr. Martell joined Express-1 after serving as Chief Executive Officer of SmartMail, which he sold to DHL, from 1999 to 2006. Before that, Mr. Martell was a founding senior executive of UTi Worldwide, a global transportation and logistics company, which he managed from 1995 to 2000. Prior to UTi Worldwide, Mr. Martell spent nearly 14 years in various management positions at FedEx and UPS. Mr. Martell has served on the boards of multiple private logistics and transportation companies and has served on the board of publicly-traded Mobile Mini since 2010.

Skills & Qualifications: Mr. Martell brings extensive operational and leadership experience, including extensive logistics experience, as a former chief executive offer and senior leader of several major transportation organizations.

KAY G. PRIESTLY



Director Since June 2018
Age 64

Experience: Ms. Priestly served as Chief Executive Officer of Turquoise Hill Resources Ltd., an international mining company, from May 2012 until her retirement in December 2014. She previously served as Chief Financial Officer of Rio Tinto Copper, a division of the Rio Tinto Group ("Rio Tinto"), from 2008 until her appointment as Chief Executive Officer of Turquoise Hill Resources in 2012. From 2006 to 2008, she was Vice President, Finance and Chief Financial Officer of Rio Tinto's Kennecott Utah Copper operations. She previously spent over 24 years with global professional services firm Arthur Anderson, where she provided tax, consulting and M&A services to global companies across many industries. She is a director of TechnipFMC plc and Alacer Gold Corp. She formerly served as a director of New Gold Inc., FMC Technologies, Inc. SouthGobi Resources Ltd., Turquoise Hill Resources and Stone Energy Corporation.

Skills & Qualifications: Ms. Priestly brings to our Board extensive executive management experience as a chief executive offer and senior officer of major organizations with international operations. She also brings substantial business transformation, accounting, financial, risk management, M&A and consulting expertise.

JAMES L. WELCH



Director Nominee
Age 65

Experience: Before retiring in 2018, Mr. Welch served as Chief Executive Officer of YRC Worldwide, a holding company of several brands focused on shipping and supply chain solutions in North America. In 2011, Mr. Welch re-joined YRC Worldwide from same-day transportation provider Dynamex Inc., where he had served as President and CEO since 2008. Prior to that, he served as a Consultant at Goldman Sachs Special Situations Group. Mr. Welch started his career in 1978 at Yellow Transportation, where he spent over 28 years and held multiple operations and sales positions across the organization, including President and CEO for seven years. Mr. Welch currently sits on the boards of Schneider National, where he has served since 2018, and SkyWest, Inc., where he has served since 2007. He previously sat on the boards of YRC Worldwide from August 2011 to July 2018, Roadrunner Transportation Systems from 2010 to 2011, and Spirit Aerosystems Holdings from 2008 to 2011.

Skills & Qualifications: Mr. Welch brings to our Board extensive executive management experience as a chief executive offer in the transportation and supply chain industries. He also brings substantial public company, international business, operations, accounting, financial, risk management, and consulting expertise.

MIKE S. ZAFIROVSKI



Director Since November 2012
Age 66

Experience: Mr. Zafirovski is the founder and President of The Zaf Group LLC, a management consulting and investment firm established in November 2012. Mr. Zafirovski has also served as an executive advisor to The Blackstone Group, a private investment banking company, since October 2011. From November 2005 to August 2009, Mr. Zafirovski served as President, Chief Executive Officer and a director of Nortel Networks Corporation. Prior to that, he was the President, Chief Operating Officer and a director of Motorola, Inc. from July 2002 to January 2005, and remained a consultant to and a director of Motorola until May 2005. He served as Executive Vice President and President of the personal communications sector of Motorola from June 2000 to July 2002. Prior to joining Motorola, Mr. Zafirovski spent nearly 25 years with General Electric Company, where he served in management positions, including 13 years as President and Chief Executive Officer of five businesses in the consumer, industrial and financial services areas, his most recent being President and Chief Executive Officer of GE Lighting from July 1999 to May 2000. Mr. Zafirovski also serves as a director of The Boeing Company and Apria Healthcare Group Inc.

Skills & Qualifications: Mr. Zafirovski provides guidance to the Board on a wide variety of strategic, operational and business matters based on his substantial experience leading enterprises with significant international operations. He also provides business transformation, information technology, mergers and acquisitions, healthcare industry, and government and regulatory expertise.

The Board of Directors recommends a vote "**FOR**" the election of these twelve Director nominees. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

Director Qualifications

We believe that the twelve director nominees possess the experience, qualifications and skills that warrant their election as directors. Our directors have in common, among other qualities, a breadth of business experience, seasoned judgment and a long-term perspective in directing and supporting our management. From their service on the boards of other public and private companies, our directors also bring to us the insights that they gain from the operating policies, governance structures and growth dynamics of these other companies.

The Nominating and Governance Committee seeks to ensure an experienced, exceptionally qualified Board with deep expertise in areas relevant to Stericycle. When evaluating potential director nominees, the committee considers each individual's professional expertise and background, in addition to his or her personal characteristics. The committee always conducts this evaluation in the context of the Board as a whole. The committee works with the Board to determine the appropriate mix of backgrounds and experiences that will foster and maintain a Board strong in its collective knowledge and best able to perpetuate our long-term success. To assist in this objective, the Nominating and Governance Committee conducts annual evaluations of the Board and the Board's committees, assessing the experience, skills, qualifications, diversity, and contributions of each individual and of the group as a whole.

Key skill sets and competencies for the Board include:

- *public company board service and governance expertise,* which provides directors with a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board, and protection of stockholder interests;

- *operational expertise,* which gives directors specific insight into, and expertise that will foster active participation in the oversight, development and implementation of our operating plan and business strategy;

- *transportation and logistics expertise*, as our business involves management of an extensive fleet. A deep understanding of routing, transportation and logistics brings insights to drive best practices and operational efficiencies;

- *financial reporting, compliance and risk management expertise*, which enables directors to analyze our financial statements, capital structure and complex financial transactions and oversee our accounting, financial reporting and enterprise risk management; and

- *healthcare industry expertise,* which is vital in understanding and reviewing our strategy as the majority of our customer base is healthcare.

The following table highlights each nominee's specific skills, knowledge and experiences in these areas. A particular director may possess additional skills, knowledge or experience even though they are not indicated below:

	Anderson	Bleil	Chen	Hackney	Hagen	Hooley	Martell	Miller	Murley	Priestly	Welch	Zafirovski
Leadership experience (public company CEO/COO)				✓	✓	✓	✓	✓		✓	✓	✓
Public company Board service/governance expertise	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓
Operational expertise			✓	✓	✓	✓	✓	✓		✓	✓	✓
Transportation and logistics expertise							✓	✓			✓	
Business transformation/IT expertise				✓	✓	✓	✓	✓		✓		✓
Corporate strategy and M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Financial reporting, compliance and risk management expertise	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Healthcare industry expertise	✓	✓	✓	✓		✓			✓			✓
Government/regulatory experience			✓			✓		✓			✓	✓
Talent management/HR expertise				✓	✓	✓	✓	✓		✓	✓	
Commercial/go-to-market expertise		✓	✓	✓				✓				✓
International business expertise	✓		✓	✓	✓	✓		✓	✓	✓	✓	✓
Gender, ethnic or other diversity	✓	✓	✓		✓			✓		✓		
Tenure on Board (years, as of May 2020)	3	5	6	1	2	1	0	1	3	2	0	8

Committees of the Board

Our Board of Directors has three standing committees: Compensation, Audit, and Nominating and Governance. All of the members of each committee are outside directors who are independent under the applicable SEC rules and Nasdaq listing standards. Following the Annual Meeting, the Board will form an Operations and Safety Committee, which will be chaired by our President and CEO, Cindy Miller.

Compensation Committee

The Compensation Committee determines the structure, award and public disclosure of all elements of compensation and benefits paid to our CEO and other executive officers. The committee reviews and approves financial and strategic performance objectives with respect to our annual and long-term incentive plans. The committee reviews and approves the respective salaries of the Company's executive officers in light of the Company's goals and objectives relevant to each officer, including, as the committee deems appropriate, consideration of (i) the individual officer's salary grade, scope of responsibilities and level of experience, (ii) the rate of inflation, (iii) the range of salary increases for the Company's employees generally, and (iv) the salaries paid to comparable officers in comparable companies. The committee determines appropriate cash bonuses, if any, for the Company's executive officers (based upon an applicable percentage of base salary as determined by the committee), after consideration of specific individual and Company performance goals and criteria and periodically reviews the aggregate amount of compensation and benefits being paid or potentially payable to the Company's executive officers. The committee also has responsibility for overseeing the Company's regulatory compliance with respect to compensation matters. Pursuant to the committee's charter, the committee has responsibility for facilitating a risk review of incentive compensation programs and assessing if those incentives create risks that are reasonably likely to have a material adverse effect on our Company. At the request of the Board, the committee periodically reviews executive leadership development and CEO succession planning and makes recommendations to our Board of Directors.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements, the qualifications and experience of our independent accountants, the performance of our internal audit function and our independent accountants, and our compliance with legal and regulatory requirements.

The Audit Committee regularly reviews with the Company's legal counsel any legal or regulatory matters that may have a material effect on the Company's financial statements or operations. The Audit Committee also oversees, reviews and evaluates the adequacy and effectiveness of the Company's compliance program. The Audit Committee reviews and evaluates the qualifications, performance and independence of our independent public accountants. The Audit Committee also reviews the performance, effectiveness and objectivity of the Company's internal audit function, including its staffing, audit plan, examinations and related management responses.

The Audit Committee reviews our risk management policies and practices and reports any significant issues to the Board. Matters of risk management are brought to the committee's attention by our Executive Vice President and Chief Financial Officer, our internal legal counsel, our Executive Vice President and Chief Ethics and Compliance Officer, or by our principal internal auditor. Our management reviews and reports on potential areas of risk at the committee's request or at the request of other members of the Board.

Nominating and Governance Committee

The Nominating and Governance Committee develops, recommends to the Board and oversees the implementation of our corporate governance policies and practices. The committee monitors ongoing legislative and regulatory changes and initiatives pertaining to corporate governance principles, SEC disclosure rules and Nasdaq listing rules. The committee identifies and evaluates possible nominees for election to the Board of Directors and recommends to the Board a slate of nominees for election at the annual meeting of stockholders. The committee also recommends to the Board director assignments to the Board's committees.

Operations and Safety Committee

For 2020, the Board will establish an Operations and Safety Committee to provide oversight and strategic direction on our operational objectives, including transportation and logistics initiatives, ERP implementation and technology-enabled operational improvements. Additionally, the Operations and Safety Committee will focus on advancing our overall corporate social responsibility efforts by guiding our safety initiatives, matters of regulatory and environmental compliance, and operational improvements which may positively impact environmental sustainability. The Operations and Safety Committee will formally commence its efforts following the Annual Meeting.

Process for Selecting Directors

As discussed above, the Nominating and Governance Committee considers a variety of factors in evaluating a candidate for selection as a nominee for election as a director. These factors include the candidate's personal qualities, with a particular emphasis on probity, independence of judgment and analytical skills, and the candidate's professional experience, educational background, knowledge of our business and healthcare services generally, and experience serving on the boards of other public companies. In evaluating a candidate's qualification for election to the Board, the committee also considers whether and how the candidate would contribute to the Board's diversity, which we define broadly to include gender and ethnicity as well as background, experience and other individual qualities and attributes. The committee has not established any minimum qualifications that a candidate must possess. In determining whether to recommend an incumbent director for re-election, the committee also considers the director's tenure and capacity to serve, preparation for and participation in meetings of the Board of Directors and the committee or committees of the Board on which the director serves.

In identifying potential candidates for selection in the future as nominees for election as directors, the Nominating and Governance Committee relies on suggestions and recommendations from the other directors, management, stockholders and others and, when appropriate, may retain a search firm for assistance. In February 2019 and 2020, the Nominating and Governance Committee retained a leading third-party search firm to assist with identifying potential director nominees. The committee will consider candidates proposed by stockholders and will evaluate any candidate proposed by a stockholder on the same basis that it evaluates any other candidate. Any stockholder who wants to propose a candidate should submit a written recommendation to the committee indicating the candidate's qualifications and other relevant biographical information and providing preliminary confirmation that the candidate would be willing to serve as a director. Any such recommendation should be addressed to the Board of Directors, Stericycle, Inc., 2355 Waukegan Road, Bannockburn, Illinois 60015.

In addition to recommending director candidates to the Nominating and Governance Committee, stockholders may also, pursuant to procedures established in our bylaws, directly nominate one or more director candidates to stand for election at an annual meeting of stockholders. A stockholder wishing to make such a nomination must deliver written notice of the nomination that satisfies the requirements set forth in our bylaws to the secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. If, however, the date of the annual meeting is more than 30 days before or after the first anniversary, the stockholder's notice must be received no more than 120 days prior to such annual meeting nor less than the later of (x) 90 days prior to such annual meeting and (y) the close of business on the 10th day following the date on which notice or public disclosure of the date of the meeting was first given or made.

Stockholders may also submit director nominees to the Board to be included in our annual proxy statement, known as "proxy access." Stockholders who intend to submit director nominees for inclusion in our proxy materials for the 2021 Annual Meeting of Stockholders must comply with the requirements of proxy access as set forth in our bylaws. The stockholder or group of stockholders who wish to submit director nominees pursuant to proxy access must deliver the required materials to the Company not less than 120 days nor more than 150 days prior to the one-year anniversary of the date that the Company first mailed its proxy materials for the annual meeting of the previous year.


Source Candidate Pool from:
Independent directors
Our people
Independent search firms
stockholders
In-Depth Review by the Committee:
Consider skills matrix
Screen qualifications
Consider diversity
Meet with candidates
Review independence and potential conflicts
Complete background investigation
Recommend Selected Candidate for Appointment to Our Board
Review by Full Board
Select Director(s)
9 new directors or nominees since January 2017

Committee Charters

The charters of the Compensation, Audit and Nominating and Governance Committees are available on our investor relations website, *http://investors.stericycle.com.*

Committee Members and Meetings

The following table provides information about the current membership of the committees of the Board of Directors.

Director	Compensation Committee	Audit Committee	Nominating and Governance Committee	Operations and Safety Committee[1]
Robert S. Murley[2]				
Brian P. Anderson[3]		C		
Lynn D. Bleil	X		C	
Thomas F. Chen	X		X	
J. Joel Hackney, Jr.			X	
Veronica M. Hagen		X		X
Stephen C. Hooley	X	X		X
Cindy J. Miller				C
Kay G. Priestly[3]		X		
Mike S. Zafirovski	C		X	

X   *Member*

C   *Committee Chair*

(1)   The Operations and Safety Committee will be formed following the Annual Meeting and is expected to be comprised of the members noted above as well as Messrs. Martell and Welch.

(2)   Mr. Murley serves as the independent Chairman of the Board.

(3)   The Board of Directors has determined that Mr. Anderson, the Chair of the Audit Committee, and Ms. Priestly are "audit committee financial experts" as defined in the applicable SEC rules.

In accordance with the Cooperation Agreement, if Mr. Martell is elected at the Annual Meeting, the Board will appoint him to the Compensation Committee and the Operations and Safety Committee, and if Mr. Welch is elected at the Annual Meeting, the Board will appoint him to the Audit Committee and the Operations and Safety Committee.

Our Board of Directors held 11 meetings in person or by telephone during 2019 and acted without a formal meeting on several occasions by the unanimous written consent of the directors. The Audit Committee held 15 meetings during the year. The Compensation Committee held eight meetings during the year. The Nominating and Governance Committee held eight meetings during the year. Each director attended 75% or more of the aggregate number of Board meetings and the total number of meetings of all Board committees on which he or she served during his or her term of service.

We encourage our directors to attend the annual meeting of stockholders. Each of the director nominees attended the 2019 Annual Meeting of Stockholders, and we anticipate that all of our director nominees will attend this year's Annual Meeting.

Board Leadership

Our Company's Board of Directors does not have a current requirement that the roles of Chief Executive Officer and Chairman of the Board be either combined or separated because the Board believes it is in the best interest of our Company to make this determination based upon the position and direction of the Company and the constitution of the Board and management team. The Board regularly evaluates whether the roles of Chief Executive Officer and Chairman of the board should be combined or separated.

As part of the evolution of the Board of Directors, in March 2018, Mr. Murley, one of our independent directors, was elected Chairman of the Board. The Chairman confers with our CEO on matters of general policy affecting the day-to-day management of our company's business. The Chairman coordinates the scheduling and agenda of Board meetings and the preparation and distribution of agenda materials. The Chairman presides at all meetings of the Board of Directors and may call special meetings of the Board when he considers it appropriate. In general, the Chairman oversees the scope, quality, and timeliness of the flow of information from our management to the Board and serves as an independent contact for stockholders wishing to communicate with the Board.

Our Board believes that an independent Chairman serves the Company and its stockholders well at this time. The combined experience and knowledge of Ms. Miller and Mr. Murley in their respective roles as CEO and Chairman provide the Board and the Company with a day-to-day focus on the operations of the Company combined with independent oversight of the Board and management. Our non-management directors further facilitate the Board's independence by meeting frequently as a group and fostering a climate of transparent communication. A high level of contact between our Chairman and Chief Executive Officer between Board meetings also serves to foster effective Board leadership.

Corporate Governance

Executive Sessions of the Board

Our Board of Directors excuses our Chief Executive Officer, as well as any of our other executive officers who may be present by invitation, from a portion of each meeting of the Board in order to allow the Board, with our Chairman presiding, to review the Chief Executive Officer's performance and to enable each director to raise any matter of interest or concern without the presence of management.

Board Evaluation

Our directors annually review the performance of the Board of Directors and its committees and the performance of their fellow directors by completing a confidential evaluation that is returned to the Chair of the Nominating and Governance Committee. The evaluations elicit input from our directors with respect to the Company's vision, strategy, and operating performance, our CEO and senior management, and the composition and management of our Board and its committees. The evaluations also seek input from members of the Board committees in such areas as trends and issues affecting the Company, the roles and responsibilities of the committee members, the makeup and composition of the committees, participation and preparation of the committee members, and the effectiveness of the committees. Each director also has the opportunity to provide confidential feedback on each other director. At a subsequent meeting of the Board, the chair of the Nominating and Governance Committee leads a discussion with the full Board of any issues and suggestions for improvement identified in the review of the director evaluations.



Determine Format	Conduct Evaluation	Review Feedback	Review by Full Board
The formal self-evaluation is in the form of a written questionnaire, administered by the Nominating and Governance Committee. Each year, our Nominating and Governance Committee discusses and considers the appropriate approach and approves the form of the evaluation.	Members of our Board and each of our Board's Audit, Compensation and Nominating and Governance Committees participate in the formal evaluation process, responding to questions designed to elicit information to be used in improving Board and committee effectiveness.	Director feedback solicited from the formal self-evaluation process is discussed during Board and committee meetings and, where appropriate, addressed with management.	In response to feedback from the multi-faceted evaluation process, our Board and committees work with management to take concrete steps to improve policies, processes, and procedures to further Board and committee effectiveness.

Required Resignation on Change in Job Responsibilities

The Board of Directors has adopted a policy that a director must tender his or her resignation if the director's principal occupation or business association changes substantially from the position that he or she held when originally elected to the Board. The Nominating and Governance Committee will then review the circumstances of the director's new position or retirement and recommend to the full Board whether to accept or reject the director's resignation in light of the contributions that he or she can be expected to continue to make to the Board.

Director Tenure

In order to assist with Board refreshment and in bringing fresh ideas and perspectives to the Board, in March 2019, the Board revised our Corporate Governance Guidelines with respect to director tenure. The revised Guidelines generally provide that no non-management Director may be nominated to serve a new term if he or she has already served on the Board for 15 years at the time of election. The Board of Directors may make exceptions to this policy on a case-by-case basis.

Policy on Related Party Transactions

The Board of Directors has adopted a written policy requiring certain transactions with related parties to be approved in advance by the Audit Committee. For purposes of this policy, a related party includes any director, director nominee or executive officer or an immediate family member of any director, director nominee or executive officer. The transactions subject to review include any transaction, arrangement or relationship (or any series of similar transactions, arrangements and relationships) in which (i) we or one of our subsidiaries will be a participant, (ii) the aggregate amount involved exceeds $100,000 and (iii) a related party will have a direct or indirect interest. In reviewing proposed transactions with related parties, the Audit Committee considers the benefits to us of the proposed transaction, the potential effect of the proposed transaction on the director's independence (if the related party is a director), and the terms of the proposed transaction and whether those terms are comparable to the terms available to an unrelated third party or to employees generally. There were no such transactions during the year ended December 31, 2019 that required the Audit Committee's approval.

Succession Planning

The strength of our leadership team is critical to our Company's short and long-term success. As such, the recruitment, development and retention of talented executives and senior leaders is a priority for the Company and the Board.

On an annual basis, the Board devotes time during a dedicated session to discuss talent management and succession planning. Led by our Chief People Officer, this session includes an overview of senior leaders across the Company's service lines, global markets, and functional shared services up to and including the executive officers of the company. The Board is also given exposure to emerging, high-potential leaders through formal presentations to the Board and working groups with Board committees.

Beyond the annual succession planning session, the Board is routinely updated on workforce matters including key workforce indicators, team member engagement, recruiting programs, and talent development programs.

During 2018, Stericycle announced the appointment of Ms. Miller as President and Chief Operating Officer. The Board was heavily engaged in the recruitment and selection process for this role and leveraged the appointment of a new Chief Operating Officer to build a succession plan for the Chief Executive Officer role. With the announcement in February 2019 that Mr. Alutto would be stepping down as Chief Executive Officer, Ms. Miller was named Chief Executive Officer, effective May 2, 2019.

Stockholder Engagement

During 2018 and under the oversight of a new Chairman of the Board, Stericycle expanded its efforts for engaging with stockholders. In addition to the Company's previous monitoring and routine stockholder engagement practices, the Company introduced a proactive Board outreach program led by Investor Relations and the Corporate Secretary's Office that focused on building relationships with governance representatives among our top stockholders. The feedback received during our outreach was conveyed to the full Board and was an integral part of the decisions at the Board and respective Committees. These outreach efforts continued throughout 2019.

During the 2019 proxy season, we proactively reached out to Stericycle's top 40 stockholders, representing approximately 78% of outstanding shares, offering the opportunity to discuss compensation, governance, and matters up for election at the annual stockholder meeting. In December 2019, we furthered our outreach efforts by contacting our top 25 stockholders, representing approximately 82% of outstanding ownership, to review planned changes to the 2020 executive compensation plan and to discuss broader governance matters. Nine stockholders, who held 37% of outstanding shares, met with the Company in response to this outreach.

The proxy and off-cycle outreach programs provided our Board with useful input from our stockholders. The Board acknowledges that transparency and responsiveness is an important component of our governance commitment to stockholders. We remain committed to engaging with our shareholders and value their input and feedback on the governance practices at the Company.

For detailed updates to the Executive Compensation Program, please see our "Executive Compensation Program Changes for 2020 Align with Our Transformation" included in our Compensation Discussion & Analysis section below.

Risk Oversight

The Board regularly devotes time during its meetings to review and discuss the most significant risks facing the Company, and management's responses to those risks. During these discussions, the Chief Executive Officer, Chief Financial Officer, in-house legal counsel and other members of senior management present management's assessment of risks, a description of the most significant risks facing the Company and any mitigating factors and plans or practices in place to address and monitor those risks.

Each Board committee addresses relevant risk topics as part of its committee responsibilities. The committees oversee the Company's risk profile and exposures relating to matters within the scope of their authority and provide periodic reports to the full Board about their deliberations and recommendations. The Audit Committee reviews with management significant risks and exposures identified by management, our internal audit staff or the

independent accountants, and management's steps to address these risks. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and its overall compensation philosophy. The Nominating and Governance Committee reviews overall governance risk, including Board and committee composition, governance processes and stockholder proposal and relations. The Operations and Safety Committee will review and monitor risks related to operational, safety, environmental and regulatory matters.

Responsibility for risk management flows to individuals and entities throughout our Company as described above, including our Board, Board committees and senior management. We believe our culture has facilitated, and will continue to facilitate, effective risk management across the Company.

Anti-Hedging and Anti-Pledging Policy

Our directors, officers, consultants, independent contractors and employees of the Company and its subsidiaries are prohibited from (i) short selling our securities, including as part of an arbitrage transaction; (ii) other speculative trading in our securities or hedging of their ownership of our securities, including writing or trading in options, warrants, puts and calls, prepaid variable

forward contracts, equity swaps, collars or exchange funds; (iii) other transactions that are designed to hedge or offset decreases in the price of our securities; or (iv) holding our securities in a margin account or otherwise pledging our common stock in any manner.

Clawback Policy

In order to encourage sound financial reporting and enhance individual accountability, we have adopted a clawback policy that allows us to recover from our executive officers certain performance-based compensation in the event of certain accounting restatements. If we are required to prepare a restatement of our financial statements due to material noncompliance with any financial reporting requirement under the

securities laws, the Compensation Committee may seek to recover from a covered officer certain performance-based compensation if the covered officer is determined to have engaged in fraud or intentional misconduct that materially contributed to the need for the restatement or if otherwise required by applicable SEC or Nasdaq rules.

10b5-1 Trading Plan Guidelines

In March 2019, our Board adopted guidelines with respect to trading plans ("10b5-1 Plans") adopted by employees or directors pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "10b5-1 Plan Guidelines"). These 10b5-1 Plan Guidelines are in addition to the requirements and conditions of applicable law and other Company policies, including our Securities Trading Policy. The 10b5-1 Plan Guidelines require that 10b5-1 Plans be approved by our General Counsel or his designee and that they only be adopted or amended while a trading blackout

is not in effect. The 10b5-1 Plan Guidelines provide for a "cooling off" period of at least 30 days before trades can occur after adoption or amendment of a 10b5-1 Plan and before adoption of a new plan after early termination of an existing 10b5-1 Plan. Our 10b5-1 Plan Guidelines also set restrictions on the number of 10b5-1 Plans a covered individual may have in effect, trading outside of an existing 10b5-1 Plan and the length of time a plan may be in effect.

Internal Controls

Under the oversight of the Audit Committee, we have prioritized the establishment of an effective, efficient and stable control environment that will also address historical material weaknesses. To advance the Company's overall control environment, we made several critical leadership changes in 2019, including the promotion of Cindy Miller, Chief Executive Officer and hiring of Janet Zelenka, Chief Financial Officer, that have allowed us to make positive progress in establishing an effective, efficient and stable control environment. Although we have only had Ms. Miller and Ms. Zelenka in their roles since mid-2019, we have obtained positive improvements to our material weakness remediation efforts in 2019. Although we did not fully remediate our material weaknesses in 2019, the remaining material weaknesses are associated with our Environmental Solutions business and general information technology controls ("GITCs"), which are expected to materially be improved by our planned ERP system implementations. We highlight below significant remediation activities undertaken in 2019.

Financial Reporting Controls:

We have continued to focus on establishing an effective, efficient and stable control environment, including internal controls over financial reporting. Our remediation actions related to improving the controls over our financial statement preparation and reporting process included the following:

- The Audit Committee and our company's management have had additional and more frequent communications regarding our financial reporting, internal control environment and internal controls training to control owners.

- We performed walkthroughs of our significant processes to identify and minimize the risks of material misstatement. We have implemented certain new controls and re-designed and enhanced existing controls to sufficiently mitigate those risks as part of our SOX program efforts to drive accountability and efficiency.

- We expanded our finance, accounting, information technology, and technical accounting teams through the addition of experienced and qualified personnel.

- We continued to expand our use of specialists to assist with highly complex and technical areas of accounting, valuation and new accounting standards adoption.

General Information Technology Controls:

During the course of 2019, we made progress in advancing foundational elements of our general information technology controls. Our remediation actions related to our GITC environment included the following:

- We improved consistency in change management supported by standard operating procedures to govern the authorization, testing and approval of changes to systems supporting all of the Company's internal control processes.

- We formalized IT Global Risk and Compliance office responsibilities within the IT function to provide governance, drive accountability and perform GITC compliance monitoring.

- We designed and implemented a technology enabled user entitlement review process.

- We delivered additional internal controls training.

Planned Remediation of Remaining Material Weaknesses:

Because of the divestiture of our Environmental Solutions business, the material weaknesses impacting the Company as of December 31, 2019 associated with Environmental Solutions will no longer impact the Company.

The most significant planned activities to improve our GITCs are changes to our user access processes associated with the implementation of SAP, which began in January in 2020 with the implementation of a new global human capital management system. The commercial, operational and financial systems in the U.S. and Canada will begin to rollout later this year. This implementation is expected to transition the Company from a manual, disparate user access process to a real-time automated user access process for the Company's core North America operations by the end of the year. We will also continue to mature our technology enabled user entitlement review process to support internal controls in 2020.

When fully implemented and operational, we believe the controls we have designed or plan to design will remediate the control deficiencies that have led to the material weaknesses we have identified and strengthen our internal controls over financial reporting.

Code of Conduct

The board has adopted a Code of Business Conduct and Ethics that sets forth standards regarding matters such as honest and ethical conduct, compliance with law, and full, fair, accurate, and timely disclosure in reports and documents we file with the SEC and in other public communications. The Code of Business Conduct and Ethics applies to all our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. The Code of

Business Conduct and Ethics is available at our website, *www.stericycle.com,* and is available free of charge on written request to Investor Relations, Stericycle, Inc., 2355 Waukegan Road, Bannockburn, Illinois 60015. Any amendments to certain provisions of the Code of Business Conduct and Ethics or waivers of such provisions granted to certain executive officers will be disclosed promptly on our website.

Additional Information

We will provide a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 without charge to each stockholder as of the record date who sends a written request to Investor Relations, Stericycle, Inc., 2355 Waukegan Road, Bannockburn, Illinois 60015. Copies of this proxy statement and

our Form 10-K as filed with the SEC are available in .pdf format on our investor relations website, *http://investors.stericycle.com.* Copies of this proxy statement and our Annual Report on Form 10-K also may be accessed directly from the SEC's website, *www.sec.gov*.

Communications with the Board

Stockholders and other interested parties who would like to communicate with the Board may do so by writing to the Board of Directors, Stericycle, Inc., 2355 Waukegan Road, Bannockburn, Illinois 60015. Our Investor Relations department will process all communications received. Communications relating to matters within the scope of the Board's responsibilities will be forwarded to the Chairman of the Board and, at his direction, to the other

directors. Communications relating to ordinary day-to-day business matters that are not within the scope of the Board's responsibilities will be forwarded to the appropriate officer or executive. Communications addressed to a particular committee of the Board will be forwarded to the chair of that committee and, at his or her direction, to the other members of the committee.

Director Compensation

For 2019, each outside director's compensation remained unchanged from 2018 and consisted of an annual cash retainer of $80,000 and an annual equity retainer of $125,000. Unless deferred, the annual equity retainer was paid entirely in time-based restricted stock units ("RSUs"), which vest on the first anniversary of the grant date. We also paid the following retainers to directors with additional responsibilities as the Chairman of the Board or the Chair of a committee:

- Chairman of the Board – $50,000 cash and $50,000 in RSUs

- Chair of the Audit Committee – $20,000

- Chair of the Compensation Committee – $15,000

- Chair of the Nominating and Governance Committee – $12,500

Under the terms of the Director Compensation Plan, directors may elect to convert all or a portion of the annual cash retainer to time-based RSUs. Directors may also elect to defer receipt of any or a portion of their annual director compensation and convert such compensation to deferred stock units ("DSUs"). DSUs are generally payable in the form of shares of our common stock within a certain period after a director's death or other separation from service. We did not pay any other fees or other cash compensation to our directors who served during 2019 or provide them with any perquisites or other personal benefits. Directors are not paid separate fees for attending meetings of the Board or its committees. Director cash compensation is payable on a quarterly basis in arrears and prorated if the director did not serve the entire quarter.

The following table provides information about the compensation paid to our directors in 2019. Neither Ms. Miller nor Mr. Alutto received any additional compensation for their services as a director.

Name	Fees Earned or Provided in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Robert S. Murley	130,000	174,960	304,960
Brian P. Anderson	100,000	124,992	224,992
Lynn D. Bleil	46,250	171,207	217,457
Thomas F. Chen	80,000	124,992	204,992
J. Joel Hackney Jr.	50,545	124,992	175,537
Veronica M. Hagen	80,000	124,992	204,992
Stephen C. Hooley	10,545	164,972	175,517
Kay G. Priestly	80,000	124,992	204,992
Mike S. Zafirovski	87,500	124,992	212,492

[1] Ms. Bleil converted $46,250 of cash compensation into 904 DSUs, and Mr. Hooley converted $40,000 of his cash compensation into 782 DSUs.

[2] Stock awards are valued in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, based on the closing price of our common stock on the date of the grant. As of December 31, 2019, our non-employee directors held the following outstanding awards:

Name	Stock Options	RSUs	DSUs
Robert S Murley	4,887	3,904	4,264
Brian P. Anderson	4,887	2,865	1,506
Lynn D. Bleil	16,522	–	5,586
Thomas F. Chen	21,720	2,604	1,506
J. Joel Hackney, Jr.	–	2,604	–
Veronica M. Hagen	–	2,604	–
Stephen C. Hooley	–	–	3,386
Kay G. Priestly	–	2,604	–
Mike S. Zafirovski	32,602	–	6,080

Compensation Plan for 2020

The Compensation Committee regularly reviews director compensation to ensure it remains competitive with our peer group. During 2019, the Compensation Committee asked its independent compensation consultant to conduct a market evaluation of our director pay programs relative to the market and to our peer group and the results indicated that Stericycle's director compensation was well below the median of the peer group at less than the 25th percentile. For 2020, the independent compensation consultant recommended changes to director compensation, taking into account the pay positioning relative to the peer group and that no change was made to director compensation for 2019. After reviewing the results of that analysis and reflecting on the uncertainly of current economic conditions due to the COVID-19 pandemic, the Compensation Committee recommended no changes to the director pay program for 2020.

Stock Ownership Guidelines

Under our recently updated Stock Ownership Guidelines, all directors are expected to hold at least five times their annual cash retainer in our common stock. Previously, each non-employee director was expected to hold four times his or her annual cash retainer. We established this program, and recently increased the ownership requirement, to help further align the long-term interests of directors with the interests of our stockholders.

Although there is no specific period of time in which directors are required to achieve the applicable ownership threshold, they are expected to make continuous progress toward that goal. To that end, each non-employee director must retain 75% of his or her stock or option awards until the minimum position requirement has been achieved. All of our directors who have served on our Board of Directors for at least three years are in compliance with our previous minimum stock ownership requirement of four times the annual cash retainer. Our directors are continuing to make progress with respect to the updated five times annual cash retainer requirement.

Compliance with these ownership guidelines is measured following the same process used for confirming stock ownership by executive officers. See "Stock Ownership Guidelines" under the "Other Compensation Matters" section.

ITEM 2   Advisory Vote to Approve Executive Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are asking our stockholders to approve, by means of a non-binding advisory vote, the compensation of our named executive officers as disclosed in this proxy statement.

This proposal, popularly known as "say-on-pay," enables stockholders to express or withhold their approval of our executive compensation program in general. The vote is intended to provide an assessment by our stockholders of our overall executive compensation program and not of any one or more particular elements of that program. The Compensation Committee and the full Board intend to consider and take into account the outcome of this non-binding advisory vote in making future executive compensation decisions. Because this vote is advisory and non-binding, it will not necessarily affect or otherwise limit any future compensation of any of our named executive officers. This advisory vote to approve executive compensation will be held on an annual basis at least until the next advisory vote to determine the frequency of such vote, which is expected to be in 2023.

Our executive compensation program is described in the "Compensation Discussion and Analysis" section of this proxy statement and the related tables and narrative discussion. Stockholders are strongly urged to read this material in its entirety, and in particular to read the "Executive Summary" section of "Compensation Discussion and Analysis" to obtain an informed understanding of our executive compensation program.

We believe that our executive compensation program is firmly aligned with the long-term interests of our stockholders. Our executive compensation program has as its objectives (i) attracting, motivating and retaining highly qualified executive officers and (ii) structuring most of their compensation, aside from their base salaries, to be dependent on our attainment of measurable Company-wide performance targets and sustained growth in our stock price, so that they benefit only if our stockholders benefit.

We believe that our executive compensation program satisfies these objectives. Our executive compensation program consists of short-term cash compensation and long-term equity-based incentive compensation. For 2019, cash compensation was paid in the form of a base salary and annual bonus, and long-term incentive compensation was paid in the form of stock options, time-based RSUs and performance-based RSUs. Annual cash performance bonuses are dependent on Company-wide performance. Stock options and RSUs are linked to the performance of our common stock, and in the case of performance-based RSUs, achievement of pre-established earnings per share ("EPS") goals. With respect to 2019, cash compensation represented 30% and equity compensation 70% of Ms. Miller's total direct compensation, and cash compensation represented 42% and equity compensation represented 58% of the total direct compensation of our other named executive officers other than Mr. Alutto. Based on 2019 fiscal year performance, our executive officers did not earn any of their cash incentive target or their performance-based RSUs which were tied to 2019 performance.

As more fully discussed in the "Compensation Discussion and Analysis" section and the related tables and narrative discussion, the Board of Directors requests stockholders to approve the following resolution:

> Resolved, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section, the compensation tables, and the related narrative disclosure in this Proxy Statement.

The Board of Directors recommends a vote "**FOR**" the approval of this advisory resolution on the compensation of our Company's named executive officers, as disclosed in this proxy statement. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Stericycle's Transformational Journey

At the beginning of 2018, we announced the launch of a comprehensive business transformation to standardize operating processes, drive efficiencies, and position the company for long-term growth. The backbone of the transformation is the implementation of an enterprise resource planning (ERP) system. The need for evolution and the new ERP system were clear. More than 500 acquisitions over our company's history with a lack of thorough systems integration resulted in a patchwork of standalone business applications and financial systems, weaknesses in our control environment, a lack of synergies, and inconsistent standards of operation.

With a new leadership team in place during the first half of 2019, we focused our efforts on five key business priorities:

1. Portfolio rationalization
2. Debt reduction and leverage improvement
3. Quality of revenue
4. Operational efficiencies
5. ERP implementation

We've made notable progress. During 2019, we closed five divestitures with combined gross proceeds of approximately $83.7 million dollars and announced a definitive agreement in February 2020 to sell our Domestic Environmental Solutions business, excluding the healthcare hazardous waste services and unused consumer pharmaceutical take-back services, for $462.5 million in cash. We improved our cash flow generation over the year and repaid approximately $100 million of our debt. We executed multiple revenue quality initiatives that resulted in three sequential quarters of organic revenue growth in our core medical waste business and organic revenue growth of 3.6% within secure information destruction, excluding the impact of sorted office paper pricing. With respect to operational efficiencies, we created an engineering team, a new skill set for Stericycle, to partner with our operational teams and lead our efforts to drive efficiencies. The engineering team expanded the centralization of strategic sourcing, implemented a new capital planning model, and began the development of master operating plans to standardize operations at our domestic transfer and treatment facilities. Each of these efforts lays the groundwork for long-term margin improvement. We also centralized our global focus and leadership on safety while implementing standard safety performance metrics. The 2019 impact includes a 22% reduction in lost workdays, and a 13% reduction in automobile accident claims. Finally, we executed on the development, testing and training for the ERP system in 2019, which positioned us to begin deployment of the new system. During January 2020, we successfully launched our new global human capital management system; we will begin deployment of the commercial, operational and financial systems in the U.S. and Canada later this year.

We are committed to building on our momentum and continuing our focus on these key priorities to drive profitable growth across all our business areas and enhance stockholder value.

A New Leadership Team to Drive Change

Over the last 18 months, we have significantly evolved the executive management team to drive the transformation of our company. We brought in a new Chief Executive Officer with deep experience in change management, logistics and operational excellence. We added a Chief Financial Officer with a strong audit and operational finance background who also had prior experience as a Chief Information Officer to aid in our ERP implementation. We created additional executive roles that focus our organization on new competencies like commercial and engineering expertise. We also added new operational leaders with a long history in logistics-based businesses. These new leaders and the skills they bring are a critical component of our journey to reposition Stericycle with our customers, improve our long-term growth and profitability, and drive stockholder value.

Our leadership changes began with the appointment of Cindy J. Miller as Stericycle's President and Chief Operating Officer during October 2018. In February 2019, we announced that Ms. Miller would become President, Chief Executive Officer and a member of the Board of Directors effective May 2, 2019, and that Charles A. Alutto would depart from the company.

Additional leadership appointments took place throughout 2019 and included the following direct reports to the CEO:

- Joseph A. Reuter was named Executive Vice President and Chief People Officer in January to fill a vacant position following the departure of Brenda R. Frank.

- Daniel V. Ginnetti, former Chief Financial Officer, was named Executive Vice President, International in February following the departure of Robert Guice.

- Richard Moore was named Executive Vice President, North American Operations in February to lead our U.S. and Canada field operations, a newly created role.

- S. Cory White was named Executive Vice President, Communication and Related Services ("C&RS") in April to drive stabilization in the C&RS business and support the subsequent divestitures of three C&RS businesses. Ruth-Ellen Abdulmassih, former Executive Vice President, C&RS departed the company at the end of January 2019.

- The position of Executive Vice President and Chief Commercial Officer was created during February to advance global sales and marketing efforts. This role was originally filled by Bill Seward, who departed the company in September 2019, at which time Cory White was named Chief Commercial Officer.

- Dominic Culotta was named Executive Vice President and Chief Engineer in April, a newly created role to drive centralization and standardization across our organization with specific emphasis on field operations.

- Janet Zelenka joined as Executive Vice President and Chief Financial Officer in June.

Stericycle's leadership team includes the CEO and nine executive vice presidents. We recently filled the vacant position for EVP and General Counsel by rehiring Kurt Rogers, our former EVP and General Counsel. Among the ten occupied officer roles, eight are filled by candidates who have been with Stericycle less than three years, and no officer has been with the company more than four years except for Dan Ginnetti.

Our 2019 Named Executive Officers

This Compensation Discussion and Analysis explains our executive compensation program and the compensation awarded to our CEO (current and former), CFO (current and former), and our four other most highly compensated executive officers who were serving as executive officers as of the end of 2019. These executives, referred to as our "named executive officers" or "NEOs", were:

Name	Title (as of December 31, 2019)
Cindy J. Miller	President and Chief Executive Officer
Janet H. Zelenka	Executive Vice President and Chief Financial Officer
Daniel V. Ginnetti	Currently Executive Vice President, International Former Executive Vice President and Chief Financial Officer
Joseph A. Reuter	Executive Vice President and Chief People Officer
David W. Stahl	Executive Vice President and Chief Information Officer
Charles A. Alutto	Former Chief Executive Officer
William J. Seward	Former Executive Vice President and Chief Commercial Officer
Kurt M. Rogers	Executive Vice President and General Counsel

Stericycle's Executive Compensation Philosophy

Our executive compensation program is developed by the Compensation Committee and approved annually by the Board of Directors. The compensation program for executive officers has two objectives:

1. To attract, motivate, and retain highly qualified executive officers; and

2. To structure the bulk of executive compensation to be dependent on Stericycle's attainment of measurable Company-wide performance targets and sustained growth in our stock price so that executives benefit only if our stockholders benefit.

Our executive compensation program has three components: base salary, short-term incentive awards, and long-term incentive awards. In 2019, base salary and annual performance bonuses were paid in cash, and long-term incentive compensation was paid in the form of stock options, time-based Restricted Stock Units

(RSUs), and performance-based RSUs (PRSUs). For 2020, we have changed the program to eliminate stock options and award long-term incentives in the form of time-based RSUs and performance stock units (PSUs). We generally target our executive officers' total direct compensation to be aligned with the median of our peer group. To ensure appropriate alignment, the Compensation Committee considers experience, individual contributions, and the Company's performance relative to its peer group when setting pay levels.

The Compensation Committee and the Board work to ensure that our executive compensation program is both market-competitive and performance-oriented. Our executive officers earn base salaries, but the majority of their target compensation comes in the form of annual cash performance bonuses, time-based RSUs and, for 2020, PSUs. As a result, a substantial portion of our executive officers' compensation is influenced, either positively or negatively, by Company performance.

Our Executive Compensation Best Practices

The Compensation Committee regularly reviews the executive compensation program to ensure that it is aligned with our compensation philosophy, our Company objectives, and stockholder interests. Highlights of key elements of and exclusions from our program are noted below.

What We Do:	What We Don't Do:
✓ Deliver a significant percentage of target annual compensation as variable compensation tied to performance	✗ No re-pricing of underwater stock options
✓ Align executives' interests with stockholders' interests through long-term incentive compensation paid in equity	✗ No excessive perquisites or personal benefits
✓ Maintain an executive compensation clawback policy	✗ No employment contracts for NEOs
✓ Cap annual and long-term incentive awards	
✓ Retain an independent compensation consultant to advise the Compensation Committee	
✓ Prohibit officers and directors from engaging in hedging, pledging or short sale transactions involving our securities	
✓ Conduct a regular review of proxy advisor policies and corporate governance best practices	
✓ Maintain stock ownership and retention guidelines	
✓ Provide "double-trigger" vesting of equity awards in connection with a change in control	

Our Executive Compensation Program for 2019

Historically, our named executive officers received salaries significantly below those of comparable executives in our peer group of companies. Between 2015-2017, base salaries for the majority of our NEOs were increased to align with the median for our peer group and no changes were made to the salaries or bonus targets for the named executive officers for 2018. For 2019, the Compensation Committee engaged its compensation consultant to conduct an independent review of executive officer salaries, as it had been several years since the last such review. After considering the results of the independent review, the Compensation Committee approved salary increases for two of our executive officers and a cash incentive target increase for one executive officer, which were effective January 1, 2019. The remaining executive officers did not receive increases to base compensation or to cash incentive targets for 2019.

For 2019, our named executive officers' annual cash performance bonuses were based upon the achievement of Adjusted EBITDA targets developed from our annual operating plan and adjusted return on invested capital (Adjusted ROIC). Adjusted EBITDA is defined as earnings before interest, taxes, depreciation,

amortization, and other various expenses that do not reflect the ongoing performance of the business. Adjusted EBITDA also excludes the impact of foreign exchange rates and businesses that have been divested as of the time such businesses are no longer part of Stericycle. The approach used for Adjusted EBITDA for executive compensation was reviewed quarterly by both the Audit Committee and Compensation Committee.

In 2019, Adjusted ROIC excluded the impact of the business transformation, acquisition and integration expenses, restructuring and plant conversion expenses, the change in fair value of contingent considerations, contract exit costs, asset impairment charges, litigation expenses, and insurance proceeds. For additional detail and reconciliations, see Appendix A to this proxy statement.

Our executives are also compensated with a long-term incentive program in the form of equity grants. For 2019, the award structure of the long-term incentive plan was equally divided among stock options, time-based RSUs, and performance-based RSUs. These grants of equity were designed to incentivize our named executive officers to focus on long-term value creation.

The principal elements of our executive compensation program for 2019 are summarized below. These elements are discussed in more detail under "2019 Compensation Program Highlights."

Compensation Element	Form of Compensation	Performance and Vesting Criteria	Purpose
Base Salary	Cash	N/A	Provide fixed compensation to attract and retain key executives and to offset external factors that may impact incentive pay
Annual Cash Bonus	Cash	Annual Adjusted EBITDA and Adjusted ROIC objectives	Incentivize executives to achieve annual performance goals and be rewarded commensurately
Long-term Incentives	Stock Options (1/3) Time-based RSUs (1/3) Performance-based RSUs (1/3)	Three-year ratable vesting based on continuous service Vest, or not, in three equal annual installments depending on achievement of pre-established performance metrics	Incentivize long-term value creation and align management's interests with those of our stockholders

For 2019, approximately 79% of our current CEO's target total compensation and approximately 69% of the target total compensation of our other NEOs other than Mr. Alutto was at risk.

The chart below illustrates how these components were allocated in actual total compensation received by our CEO and NEOs other than Mr. Alutto in 2019.



2019 CEO
Compensation Mix
7%
All Other Compensation
25%
Time-based RSUs
25%
Base Salary
0%
Annual Bonus
17%
Performance-based RSUs
26%
Stock Options

2019 Other NEO
Compensation Mix
3%
All Other Compensation
23%
Time-based RSUs
38%
Base Salary
0%
Annual Bonus
27%
Stock Options
9%
Performance-based RSUs

Outcomes of 2019 Incentive Compensation

A. Annual Cash Performance Bonuses

In 2019, our executive officers were eligible to earn annual cash performance bonuses based 70% upon the achievement of Adjusted EBITDA objectives developed from our annual operating plan and 30% upon Adjusted ROIC objectives.

Our Adjusted EBITDA for 2019 for the purpose of the annual cash performance bonus program was $589 million and was below the threshold for earning a payout on this metric. Our Adjusted ROIC performance in 2019 for the purpose of the annual cash performance bonus program was 5.81% and was below threshold for earning a payout on this metric. Because the performance achievement on both metrics was below threshold, no annual cash bonus payout was earned or paid to the executive officers. Details on the annual cash performance goals and results for 2019 are described below.

B. Performance-based Restricted Stock Units (PRSUs)

In 2019, our executive officers held performance-based RSUs with vesting opportunities from grants made in 2017, 2018, and 2019 based upon performance against Adjusted EPS goals. Our Adjusted EPS for 2019 for the purposes of the performance-based RSU program was $2.65, resulting in zero vesting for the applicable tranches of the 2017, 2018 and 2019 performance-based RSU grants. Details on the performance-based RSU goals and results for 2019 are described below.

Executive Compensation Program Changes for 2020 Align with Our Transformation

At our 2019 Annual Stockholders' Meeting, our Say on Pay Advisory vote garnered 70.6% support, an outcome significantly below results for 2016, 2017, and 2018 which returned support of 96.0%, 91.9%, and 89.8% respectively. Following the 2019 annual meeting, we proactively reached out to our top 25 stockholders (82% of outstanding shares) to review changes for the 2020 compensation programs and to discuss feedback from the 2019 Say on Pay Advisory vote.

During this outreach, we heard feedback that was generally supportive of the changes to the 2020 compensation plans but also critical of having paid severance to the former CEO, Mr. Alutto, given that his departure was announced as a retirement. We recognize the validity of this feedback and confirm that we will not make any future agreements to pay severance to retiring executives.

In addition to reflecting the priorities of our stockholders, our Compensation Committee, with the input of a new independent advisor, approved changes in compensation for 2020 to focus management on driving improvements to both the balance sheet and the income statement and to better align Stericycle with compensation best practices. We believe evolving and advancing our compensation program is also an important element in the Company's transformation. Noted below is a summary of the changes for 2020.

Plan Impacted	Key Changes	Reasons
Annual cash bonus	Most NEO cash bonus opportunities were unchanged compared to 2019; two changes were made effective February 9, 2020 – for the current CEO (Miller) and the current CFO (Zelenka)	To keep target cash compensation aligned with the median of our peer group and reflect company performance
	Selected new metrics of EBIT[1] (40%), Free Cash Flow[1] (35%), Safety Improvements (15%), and Service (10%)	To focus the emphasis on key metrics that represent Company performance and drive stockholder value
Stock options	Eliminated stock options from the long-term incentive program	To align the long-term incentive program with peer group benchmarks and stockholder feedback indicating a desire for a higher concentration of performance-based awards
Time-based RSUs	Adjusted the time-based RSU component of the total long-term incentive award to 45% of the total long-term incentive award	To allow for a long-term incentive mix that is consistent with market norms but weighted less heavily than Performance Stock Units (PSU)
Performance-based RSUs (PRSUs)/ Performance Stock Units (PSUs)	Replaced the performance-based RSU component of the long-term incentive award with PSUs which allow for payouts above 100% if achievement of performance goals exceeds targets and weighted the PSUs at 55% of the total long-term incentive award	Move from PRSUs to PSUs provides incentive for exceeding results; weighting at 55% results in over half of the long-term incentive to be linked to company performance goals
	Added a second, equally-weighted performance metric to supplement EPS[1] in the form of ROIC less goodwill and included an rTSR modifier to be measured over the 3-year period	Growth and return are classic value creation metrics and two metrics (rather than one) are considered better indicators of financial performance; rTSR modifier further aligns Stericycle payouts with stockholder return
	Changed vesting from a 3-year ratable schedule to a 3-year cliff vesting schedule which pays out only at the end of the 3-year period	Ratable vesting for PSUs is uncommon and cliff vesting creates additional incentive for retention of NEOs
Peer group	Peer group was adjusted to remove eight companies and add one company	Peer group analysis showed that the previous peer group contained a number of companies that were no longer categorized as a good industry fit; the revised peer group prioritizes quality over quantity and is a better benchmark for the Company

[1]*Metrics have pre-approved and clearly defined adjusted items that are reasonable and customary.*

Our Compensation-Setting Process

Compensation Committee

Compensation decisions for our executive officers are made by the Compensation Committee of our Board of Directors, subject in some instances to approval by the full Board. All of the Committee's members are independent under the applicable SEC rules and Nasdaq listing standards.

Decision-Making Processes

The Compensation Committee considers a number of factors in setting compensation and incentive award opportunities for our executive officers. These decisions are made with a view to reaching an overall result that the Committee believes is appropriate and fair to each executive officer – both in absolute terms and relative to the compensation of the other executive officers – and fair as well to Stericycle and to our stockholders. The Committee also considers each executive officer's role, contribution to our performance, and the officer's compensation history in making compensation decisions.

Compensation decisions are typically made at the regular meeting of the Compensation Committee during the first quarter of the year based on market study results and prior year performance of the Company and the executive officers. The Committee considers these results in determining the executive officers' annual cash performance bonuses for the prior year and their base salaries and annual cash performance bonus targets for the upcoming year.

Our Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of our other NEOs, but management generally does not otherwise participate in the Committee's decisions.

Decisions regarding the annual equity grants to our executive officers and to our employees generally are made during the first Compensation Committee meeting of the year, subject to approval by the Board of Directors. The Committee determines the equity grant amounts for our executive officers taking into account (i) our overall operating performance, (ii) each executive officer's individual responsibilities and performance, (iii) competitive market data, (iv) prior equity grants, and (v) the goal of limiting equity grants to no more than 10% of our fully-diluted shares over a trailing five-year period, thus averaging dilution of no more than 2% a year.

Compensation Consultant

The Compensation Committee previously engaged Deloitte Consulting LLP as its independent compensation consultant and did so through July of 2019. In August of 2019, the Compensation Committee ended its engagement with Deloitte and engaged Pay Governance LLC as its independent compensation consultant to review our executive compensation philosophy and practices and the composition of our peer group of companies. After a review of the factors prescribed by SEC and Nasdaq rules and regulations, the Compensation Committee determined that both Deloitte Consulting LLP and Pay Governance LLC are independent.

Pay Governance provides consulting services to Stericycle's Compensation Committee, in the form of research, market data and design expertise in developing executive and director compensation programs. A representative of Pay Governance attended each of Stericycle's Compensation Committee meetings in 2019 from the time Pay Governance was retained by the Committee and advised the Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values and specific analyses with respect to the Company's executive officers, including the CEO. The compensation consultant reports directly to Stericycle's Compensation Committee, and the Committee is free to replace the consultant or hire additional consultants or advisers at any time.

Peer Group

Our peer group is composed of companies that are similar to us in terms of revenue, number of employees, services offered, and industries served. The companies in the peer group are also representative of the types of companies we compete with for executive talent. The Compensation Committee refers to information about our peer group primarily for the purpose of benchmarking the NEOs' total direct compensation pay levels, pay practices, and industry pay trends. The Compensation Committee reviews the peer group annually and makes adjustments if necessary (for example, to remove companies in the case of an acquisition).

In 2019, the Compensation Committee engaged its independent advisor to conduct a review of the peer group. Based on that review, the Compensation Committee made several changes to the peer group for 2020, including removing eight companies which were deemed to be too dissimilar in industry type to serve as good comparisons for Stericycle and adding one new peer company. The Committee focused on quality versus quantity when finalizing the peer group and has determined that the new peer group provides a stronger basis for analysis and benchmarking over the prior peer group.

For 2019, the peer group consisted of the following companies:

Company Name	2019 Revenue ($MM)	Employees	Industry Focus
ABM Industries Incorporated	6,499	140,000	Environmental and Facilities Services
Advanced Disposal Services, Inc.	1,623	6,200	Environmental and Facilities Services
Cintas Corporation	6,892	45,000	Diversified Support Services
Clean Harbors, Inc.	3,412	14,400	Environmental and Facilities Services
Covanta Holding Corporation	1,870	4,000	Environmental and Facilities Services
Ecolab Inc.	14,906	50,200	Specialty Chemicals
Iron Mountain Incorporated	4,263	5,000	Business Services
Pitney Bowes, Inc.	3,205	11,000	Office Services and Supplies
Republic Services, Inc.	10,299	36,000	Environmental and Facilities Services
Tetra Tech, Inc.	2,390	20,000	Environmental and Facilities Services
Waste Connections, Inc.	5,389	18,204	Environmental and Facilities Services
Waste Management, Inc.	15,455	44,900	Environmental and Facilities Services
Stericycle, Inc.	**3,309**	**19,500**	Environmental and Facilities Services
Median	**4,826**	**22,500**	

2019 Compensation Program Highlights

Base Salaries

The table below illustrates the NEOs' base salaries over the past three fiscal years.

	2019 Salary ($)	2018 Salary ($)	2017 Salary ($)
Ms. Miller	625,000/900,000[1]	625,000	N/A[2]
Ms. Zelenka	575,000	N/A[3]	N/A[3]
Mr. Ginnetti	575,000	550,000	380,000
Mr. Reuter	360,000	N/A[3]	N/A[3]
Mr. Stahl	358,000	N/A[3]	N/A[3]
Mr. Alutto	1,000,000	1,000,000	585,000
Mr. Seward	400,000	N/A[3]	N/A[3]
Mr. Rogers	500,000	400,000	N/A[2]

[1] Ms. Miller's salary was prorated between her roles as President and Chief Operating Officer (through May 1, 2019) and CEO (effective May 2, 2019).

[2] Ms. Miller and Mr. Rogers were not NEOs in 2017.

[3] Ms. Zelenka, Mr. Reuter, Mr. Stahl, and Mr. Seward were not NEOs in 2018 and 2017.

Based on the independent review conducted by the Compensation Committee's independent consultant in 2018, the majority of our NEOs were in line with the median for our peer group in 2019.

For 2020, the Compensation Committee engaged its new compensation consultant to conduct an independent review of executive officer salaries, as many of the executive officers were new to Stericycle. After considering the results of the independent review, the Compensation Committee approved salary increases for our CEO, CFO and Chief People Officer and cash incentive target increases for our CEO and CFO. These changes were effective on February 9, 2020. Given the economic impact of the global pandemic, the NEOs then volunteered to relinquish the increases to base salary and the Compensation Committee approved. Effective March 22, 2020, the NEOs' salaries were returned to their 2019 amounts. The remaining NEOs did not receive increases to base compensation or to cash incentive targets for 2020. The Compensation Committee will assess returning the salaries to the previously approved amounts later in 2020 depending on developments related to the economic impact of the global pandemic.

Annual Cash Performance Bonuses

Our annual cash performance bonus program is intended to reward our executive officers for achieving our annual operating plans and budgets. Each executive officer is eligible for an annual cash performance bonus equal to a specified percentage of base salary.

In 2019, our executive officers were eligible to earn annual cash performance bonuses based upon the achievement of Adjusted EBITDA targets developed from our annual operating plan and Adjusted ROIC targets.

As a result, 70% of each NEO's 2019 annual cash performance bonus target was tied to achievement of our Adjusted EBITDA goal and 30% was tied to achievement of our Adjusted ROIC goal.

Performance Goals for 2019

Based upon our annual business plans, the Compensation Committee established minimum, target, and maximum achievement levels for the 2019 Adjusted EBITDA portion of the annual cash performance bonus.

For 2019, the Adjusted EBITDA target was $697 million. There was no payout for this metric if we failed to attain Adjusted EBITDA of $660 million, and the payout for performance at or above the maximum goal of $750 million was capped at 200%.

As with the Adjusted EBITDA portion of the bonus, the Compensation Committee fixed minimum, target, and maximum 2019 Adjusted ROIC performance goals and related payout percentages. For 2019, the Adjusted ROIC target was 7.06%. There was no payout for this metric if we failed to attain the minimum Adjusted ROIC of 6.14%, and the payout for performance at or above the maximum goal of 7.98% was capped at 200%.

The following table shows how different levels of actual Adjusted EBITDA and Adjusted ROIC were designed to affect the payout.

		Adjusted EBITDA Cash Bonus Program for 2019 70% Total Cash Bonus		Adjusted ROIC Cash Bonus Program for 2019 30% Total Cash Bonus	
	Percentage of Award Payout	Percent Adjusted EBITDA Attainment	Adjusted EBITDA Target (in $ millions)	Percentage of Award Payout	Adjusted ROIC Target
Minimum	25%	94.7%	660	50%	6.14%
Target	100%	100%	697	100%	7.06%
Maximum	200%	107.6% or more	750 or more	200%	7.98% or more

Both sets of performance targets allowed for payout of the annual cash performance bonuses at levels that increase proportionally from the minimum tier (an annual cash performance bonus equal to the specified percentage of the executive officer's base salary) to the maximum.

For 2019, the annual target cash performance bonus percentages for our named executive officers were as follows:

	Base Salary ($)	Cash Performance Bonus Percentage
Ms. Miller [1]	625,000 900,000	90%
Ms. Zelenka	575,000	75%
Mr. Ginnetti	575,000	75%
Mr. Reuter	360,000	60%
Mr. Stahl	358,000	60%
Mr. Alutto	1,000,000	100%
Mr. Seward	400,000	60%
Mr. Rogers	500,000	70%

[1]Ms. Miller's salary was prorated between her roles as President and Chief Operating Officer (through May 1, 2019) and CEO (effective May 2, 2019).

Performance Results for 2019

Our Adjusted EBITDA for 2019 for the purpose of the annual cash performance bonus program was $589 million and was below the threshold for any payout on this metric. Our Adjusted ROIC performance in 2019 for purpose of the annual cash performance bonus program was 5.81% and was below threshold for a payout on this metric. Because performance achievement on both metrics was below the payout threshold, no annual cash bonus payout was earned or paid to the executive officers.

Long-Term Equity Incentive Awards

When making long-term equity incentive awards, the Compensation Committee determines the desired total grant date fair value of each NEO's award in the manner described above under "Our Compensation-Setting Process." For 2019, 1/3 of that total amount was awarded in the form of stock options, 1/3 of that total amount was awarded in the form of time-based RSUs and the remaining 1/3 was awarded in the form of performance-based RSUs.

Stock Option Grants for 2019

Until 2016, executive officers' long-term incentive awards were entirely in the form of stock options. In 2019, with the addition of time-based RSUs and performance-based RSUs to the long-term incentive program, stock options constituted approximately one third of our NEOs' long-term compensation.

Stock options vest over a period of three years and must be exercised within eight or ten years, depending on the terms of the grant. Our stock options were granted at the closing price of our common stock on the date of the grant. The future value of stock options depends entirely on the growth in the value of our common stock in the years after the options are issued. Based on feedback during 2019 from stockholders and proxy advisory firms, in 2020 the Compensation Committee eliminated stock options as part of the NEOs' long-term incentive package in order to weight more of the long-term incentive in PSUs. For more information see "Our Executive Compensation Program for 2020."

The 2019 stock option awards for our named executive officers were as follows:

	Number of Stock Options	Grant Date Fair Value
Ms. Miller	55,476	$ 844,386
Ms. Zelenka	24,488	338,914
Mr. Ginnetti	24,654	350,826
Mr. Reuter	15,148	193,591
Mr. Stahl	11,833	168,384
Mr. Alutto	–	–
Mr. Seward	27,842	422,642
Mr. Rogers	16,567	235,748

Time-based Restricted Stock Units for 2019

In 2019, time-based RSUs constituted approximately one-third of our NEOs' long-term incentive compensation. The number of RSUs awarded to a NEO were determined based on the target grant date fair value of the NEO's total equity award. The time-based RSUs granted to executive officers in 2019 vest in equal annual installments over three years, beginning on the first anniversary of the grant date.

The 2019 time-based RSU awards for our named executive officers were as follows:

	Time-based Restricted Stock Units	Grant Date Fair Value
Ms. Miller	16,080	$ 816,617
Ms. Zelenka	7,098	333,322
Mr. Ginnetti	7,146	347,224
Mr. Reuter	3,787	166,666
Mr. Stahl	3,430	166,664
Mr. Alutto	–	–
Mr. Seward	3,421	176,626
Mr. Rogers	4,802	233,329

Performance-based Restricted Stock Units for 2019

Performance-based RSUs were the final one-third of our NEOs' long-term incentive compensation for 2019. The number of performance-based RSUs awarded to a NEO was determined based on the target grant date fair value of the NEO's total equity award. Performance-based RSUs granted to executive officers in 2019 vest, if at all, in equal installments over three years, depending on achievement during each year of the applicable annual EPS performance goal.

The 2019 performance-based RSU awards for our named executive officers were as follows:

	Performance-based Restricted Stock Units	Grant Date Fair Value
Ms. Miller	31,858	$ 527,795
Ms. Zelenka	7,098	111,107
Mr. Ginnetti	7,146	115,741
Mr. Reuter	3,430	55,587
Mr. Stahl	3,430	55,587
Mr. Alutto	–	–
Mr. Seward	8,575	138,919
Mr. Rogers	4,802	77,773

Performance Goals and Results for 2019

The Company began the practice of granting performance-based RSUs in 2017. Each year, the Compensation Committee establishes minimum and maximum achievement levels for payout of the performance-based RSUs (and PSUs, beginning in 2020). With respect to the 2019 performance year, the Committee established an Adjusted EPS goal minimum and maximum of $3.31 and $3.61, respectively. Performance in between these two points is interpolated on a straight-line basis to determine the vesting of shares. No performance-based RSUs vest if we failed to attain a minimum Adjusted EPS of $3.31, and the payout for performance at or above 100% of the target of $3.61 is capped at 100%.

The first performance period ended December 31, 2017 and no performance-based RSUs were earned for that period. The second performance period ended December 31, 2018 and 43% of the first tranche of the performance-based RSUs granted in 2018 and 43% of the second tranche of the performance-based RSUs granted in 2017 were earned.

The third performance period ended December 31, 2019. Our Adjusted EPS for 2019 for purpose of the performance-based RSU program was $2.65, resulting in zero vesting for the applicable tranches of the 2017, 2018 and 2019 performance-based RSU grants.

Our Executive Compensation Program for 2020

Compensation Program for 2020

After conducting a thorough selection process, including reviewing the RFP (Request for Proposal) responses of several leading executive compensation advisory firms and interviewing finalists, the Compensation Committee engaged a new independent advisor in 2019. With the new advisor in place, the Compensation Committee reviewed a market analysis of all of our executive compensation programs. As a result of that analysis and stockholder feedback, we made several changes to our compensation programs for 2020 to drive desired business results. All of our ongoing NEOs are relatively new to their roles. As a result, pay targets were established below median so that successful experience and performance could be recognized with pay increases to achieve market median over time. In keeping with that philosophy, at an individual level, we made salary adjustments for our CEO, CFO and Chief People Officer and bonus target changes for our CEO and CFO to align their compensation more closely with the market. These changes were effective February 9, 2020. Given the economic impact of the global pandemic, the NEOs then volunteered to relinquish these increases and the Compensation Committee approved. Effective March 22, 2020, the NEOs' salaries were returned to their 2019 amounts.   The Compensation Committee will assess returning the salaries to the previously approved amounts later in 2020 depending on developments related to the economic impact of the global pandemic.

For our annual cash incentive program, we selected new performance metrics that align with our 2020 goals and will better represent achievement of those goals. For 2020, achievement of payouts under the annual cash incentive plan will be based 40% on EBIT and 35% on Free Cash Flow. EBIT provides the best representation of how we are achieving results and managing our capital; effective capital management will ultimately show expansion in operating margin if we are putting that capital to its best use. The Free Cash Flow metric measures our progress on generating cash from operations, improving our balance sheet, and the effective deployment of capital investments. Both metrics have pre-approved and clearly defined adjustment categories that are reasonable and customary.

The metrics for the remaining 25% will focus on annual priorities, which for 2020 include performance improvement in safety weighted at 15% and maintenance of customer service weighted at 10%. The addition of these annual priorities adds a non-financial metric (similar to many peers) that will sharpen focus on behaviors not captured in financials. Safety is an essential component of everything we do at Stericycle and reflects our commitment to our customers and employees in keeping all of us and the materials that we collect and dispose of out of harm's way. Likewise, service is critical to Stericycle's customer experience, particularly during this time of business transformation and change, and excellence in customer service yields satisfied customers who are less likely to seek services elsewhere.

We also redesigned our equity program to better align with market practices and respond to stockholder feedback. Beginning in 2020, Stericycle's long-term equity incentive plan will remove stock options entirely and divide equity grants by 55% PSUs and 45% RSUs. The vesting of PSUs will be based 50% on the achievement of an EPS target and 50% on a ROIC less goodwill and intangible amortization target. The PSUs will also be tied to a relative total stockholder return (or rTSR) modifier which will adjust the number of shares to be vested up or down by up to 25% based upon Stericycle's three-year performance relative to the S&P Mid Cap 400.   The rTSR modifier further aligns plan performance with stockholder return. Like EBIT and Free Cash Flow, the EPS metric has pre-approved and clearly defined adjustment categories that are reasonable and customary.

For 2020, PSUs will no longer vest ratably over a three-year period and will instead vest at the end of the three-year period. Performance goals for each tranche of the 2020 award will be set annually according to each year's business plan. Due to the business transformation and portfolio rationalization initiatives that the Company has undertaken, the annual goal-setting process has been necessary to achieve alignment between the performance targets and the annual business plan. Upon completion of the Company's business transformation, the Committee intends to change the goal-setting process from an annual process to an approach which incorporates a three-year measurement period for the chosen metric. In assessing the 2020 results for both our annual cash incentive program and our equity program, the Committee may consider the effect of the global pandemic and other linked economic and environmental pressures that may negatively impact results.

In designing the 2020 compensation plans, the Committee took into account the result of the stockholders' advisory vote as well as feedback from stockholder outreach initiatives. During the 2019 "say on pay vote," we received 70.6% support "for" the executive compensation program. While we believe the results of this vote were a reflection of the severance paid to former CEO Mr. Alutto, we continued to evolve our compensation program to more closely align with peers. Our program changes include weighting our long-term incentive plan more highly in PSUs, replacing the ratable PSU vesting schedule with a cliff vesting schedule, selecting new incentive plan metrics with pre-approved adjusting items categories and amending our Executive Severance and Change in Control Plan (discussed below).

2020 Executive Compensation Plans

In order to maintain competitiveness with the market but reflect our company's overall performance, the Committee approved compensation plans for our NEOs that included increases in base salary for Ms. Miller, Ms. Zelenka and Mr. Reuter, an increase in the cash performance incentives for Ms. Miller and Ms. Zelenka, and a two-part equity program. The salary and bonus target changes went into effect on February 9, 2020. Given the economic impact of the global pandemic, the NEOs then volunteered to relinquish these base salary increases, and the Compensation Committee approved. Effective March 22, 2020, the NEOs' salaries were returned to their 2019 amounts. The compensation plans for our named executive officers in 2020 are as follows (no information is given for those executives who are no longer employed by the Company):

	Base Salary	Cash Performance Bonus Percentage	Granted Performance Share Units	Granted Time-based RSUs
Ms. Miller	$900,000	125%	37,335	30,546
Ms. Zelenka	$575,000	90%	17,136	14,021
Mr. Ginnetti	$575,000	75%	10,733	8,782
Mr. Reuter	$360,000	60%	8,107	6,633
Mr. Stahl	$358,000	60%	6,301	5,155
Mr. Rogers[1]	$300,000	70%		

(1) Mr. Rogers' annualized base salary will be $300,000 through September 30, 2020. Beginning October 1, 2020, his annualized base salary will increase to $500,000, Subject to Board approval, Mr. Rogers will also receive a new-hire grant of RSUs with a grant date fair value of approximately $548,000 and an annual equity grant with a grant date fair value of $875,000 with 55% of such amount consisting of PSUs and 45% consisting of RSUs.

Executive Severance and Change in Control Plan

Upon the recommendation of the Compensation Committee, the Board of Directors approved an amended version of the plan for executive severance for 2020, including following a change in control. The plan, which originally went into effect on September 1, 2016, applies to all named executive officers. Stericycle introduced this plan to be competitive with the market and enhance retention, and amended the plan in 2020 to stay aligned with market trends and business goals. The amended plan prohibits executives who voluntarily resign or retire from the company from receiving severance payments under the plan.

Under the plan, NEOs are entitled to benefits in the event of a termination of employment by the Company other than for "Cause", "Death" or "Disability" (as each is defined in the plan). A covered executive will receive the following benefits so long as the executive executes and honors a full waiver and release of claims against Stericycle, as well as non-competition, non-solicitation, confidentiality, and other restrictive covenants that we may deem necessary to protect our interests:

- An amount equal to the actual annual incentive the executive would have been paid had the executive remained employed on the payment date applicable to then current employees, prorated based on the executive's period of service through the executive's termination date.

- An amount equal to the sum of the executive's base salary and target annual incentive, each determined as of the termination date, multiplied by the applicable "severance multiple."

  - For the Chief Executive Officer, the severance multiple is two.

  - For all other executive officers, the severance multiple is one.

- Non-qualified deferred compensation benefits and employee welfare benefits pursuant to the terms of the applicable plans and policies.

- Payment of or reimbursement for the cost of COBRA premiums in connection with the executive's medical, vision, prescription and dental coverage in effect as of the date of termination, to the extent such premiums exceed the premiums paid for similar provided coverage by active employees, for up to 18 months.

- Reimbursement for outplacement benefits up to $25,000.

For involuntary termination (other than for "Cause") associated with a change in control, which includes voluntary termination for "Good Reason" (as defined in the plan) within 24 months after a change in control, the benefits above remain in place but the annual incentive payment and the severance multiple changes, as follows:

- An amount equal to the executive officer's target annual incentive, prorated based on the executive officer's period of service through the executive officer's termination date.

- An amount equal to the sum of the executive officer's base salary and target annual incentive, each determined as of the termination date, multiplied by the applicable "severance multiple."

  - For the Chief Executive Officer, the severance multiple is three.

  - For all other executive officers, the severance multiple is two.

In situations involving voluntary termination other than for Good Reason during the 24-month post-change period or termination for cause, we would only be required to pay accrued obligations to the employee.

Other Compensation Matters

Retirement Plans and Deferred Compensation Arrangements

Our Board of Directors adopted the Stericycle, Inc. Supplemental Retirement Plan effective for deferrals of compensation on and after April 1, 2017. Our NEOs are eligible to participate in the plan. The Plan is unfunded and designed to be a non-qualified deferred compensation plan in compliance with Section 409A of the Internal Revenue Code.

Under the Plan, a bookkeeping account will be created for each participant. Each year, we will credit a participant's account with the designated portion of the participant's compensation that the participant elected to defer for that year (the "Elective Deferral Contributions") and may credit the participant's account with a discretionary amount declared by us for that year (the "Company Discretionary Contributions"). Earnings on the credited amounts will be based on the performance of various investment funds available under the Plan (and as directed by the participant).

The Plan permits participants to elect to receive distributions, which generally become payable upon a termination of employment or a specified date prior to termination of employment, in either a lump sum or in installments over a period of up to 15 years. All distributions from the Plan are in cash. The participant will always be fully vested in that portion of the participant's account attributable to the Elective Deferral Contributions, and will be vested in Company Discretionary Contributions, if any, five years from the date the first Company Discretionary Contribution is credited to the participant's account, subject to the participant's continued service. Vesting will be accelerated upon a participant's termination of service due to death or disability or a change in control while the participant is still in service.

The unvested portion of a participant's account will generally be forfeited upon termination of employment. A participant's vested interests under the Plan will be forfeited upon a termination of employment for Cause (as defined in the Plan).

Perquisites and Personal Benefits

We provide limited perquisites and personal benefits to our executive officers. See "2019 Summary Compensation Table – All Other Compensation" and the related footnotes.

Stock Ownership Guidelines

All of our executive officers and non-employee directors are expected to hold a minimum position in our common stock. We established this program to help align the long-term interests of our executive officers and non-employee directors with those of our stockholders. For 2020, we increased the stock ownership guidelines for the Chief Executive Officer and Non-Employee Directors from four times annual base salary (for the CEO) or respective annual cash retainer (for the Non-Employee Directors) to five times that amount.

	2019 Stock Ownership Guideline	2020 Stock Ownership Guideline
Chief Executive Officer	Four times annual base salary	Five times annual base salary
Other NEOs	Three times annual base salary	Three times annual base salary
Non-Employee Directors	Four times annual cash retainers	Five times annual cash retainers

Although there is no specific period of time in which the executive officers and non-employee directors are required to achieve the applicable ownership threshold, they are expected to make continuous progress toward that goal, and to comply with the following retention ratios until such guidelines have been achieved:

• The CEO must hold 75% of the net shares acquired upon the vesting or exercise of any equity awards ("Net Profit Shares") until the minimum position requirement has been achieved; and

• The other NEOs must hold 50% of their respective Net Profit Shares until the minimum position requirement has been achieved.

• The non-employee directors must retain 75% of their Net Profit Shares until the minimum position requirement has been achieved.

Shares that will count toward achievement of the stock ownership guidelines include:

• Shares owned outright (including employee stock purchase plan shares and securities convertible into shares of common stock on an as-converted basis) by the executive officer or director or any of such person's immediate family members residing in the same household;

- Shares held in trust for the benefit of the executive officer or director or such person's family;

- Shares held in our employee benefit plans, including the 401(k) Savings Plan;

- Shares obtained through stock option exercises and the in-the-money value of vested and unvested stock options;

- Shares of unvested restricted stock and RSUs; and

- Shares of vested or unvested restricted stock or RSUs which are deferred under one of Stericycle's deferred compensation plans (deferred stock units).

Compliance with these stock ownership guidelines is measured periodically by our internal team responsible for handling executive compensation matters, and the results of such measurement are reported to the Compensation Committee at least once per year. On each measurement date, compliance is measured using each executive officer's base salary then in effect, and the average trailing 180-day trading price per share of our common stock on the Nasdaq Stock Market on such date. Once an executive officer has achieved the applicable ownership threshold, that person will be considered in compliance, regardless of any change in the price of our common stock, so long as such person continues to own at least the number of shares of our common stock and other awards owned at the time of achieving that threshold.

Anti-Hedging and Anti-Pledging Policy

As described earlier in the document, our directors, officers, consultants, independent contractors and employees of the Company and its subsidiaries are prohibited from (i) short selling our securities, including as part of an arbitrage transaction; (ii) other speculative trading in our securities or hedging of their ownership of our securities, including writing or trading in options, warrants, puts and calls, prepaid variable forward contracts, equity swaps, collars or exchange funds; (iii) other transactions that are designed to hedge or offset decreases in the price of our securities; or (iv) holding our securities in a margin account or otherwise pledging our common stock in any manner.

Clawback Policy

In order to encourage sound financial reporting and enhance individual accountability, we have a clawback policy that allows us to recover from our executive officers certain performance-based compensation in the event of certain accounting restatements. If we are required to prepare a restatement of our financial statements due to material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee may seek to recover from a covered officer certain performance-based compensation if the covered officer is determined to have engaged in fraud or intentional misconduct that materially contributed to the need for the restatement or if otherwise required by applicable SEC or Nasdaq rules.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company's executive management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Mike S. Zafirovski, Chairman
Lynn D. Bleil
Thomas F. Chen
Stephen C. Hooley

2019 SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid or earned for the fiscal years noted in the table by our named executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensations[4] ($)	Total ($)
Cindy J. Miller President and Chief Executive Officer	2019	804,808	–	1,344,412	844,387	–	222,306	3,215,913
	2018	156,250	–	822,209	894,995	–	33,526	1,906,980
Janet H. Zelenka Executive Vice President and Chief Financial Officer	2019	331,730	–	444,429	338,914	–	2,654	1,117,727
Daniel V. Ginnetti[5] Executive Vice President, International	2019	575,000	–	462,965	350,826	–	3,000	1,391,791
	2018	550,000	–	591,531	482,280	99,743	3,000	1,726,554
	2017	550,000	–	555,444	489,363	–	3,000	1,597,807
Joseph A. Reuter Executive Vice President and Chief People Officer	2019	353,077	–	222,253	193,591	–	169,078	937,999
David W. Stahl Executive Vice President and Chief Information Officer	2019	358,000	–	222,251	168,384	–	3,000	751,635
Charles A. Alutto[6] Former President and Chief Executive Officer	2019	342,308	–	–	–	–	1,473,077	1,815,385
	2018	1,000,000	–	1,582,185	1,289,942	241,800	5,693	4,119,620
	2017	1,000,000	–	1,495,299	1,317,342	–	3,000	3,815,641
William J. Seward[7] Former Executive Vice President and Chief Commercial Officer	2019	276,923	–	315,545	422,642	–	61,038	1,076,148
Kurt M. Rogers[8] Executive Vice President and General Counsel	2019	500,000	–	311,102	235,748	–	3,000	1,049,850
	2018	400,000	–	299,529	244,217	58,032	3,000	1,004,778

(1) The amounts shown represent the aggregate grant date fair value of the awards for fiscal years 2019, 2018 and 2017, determined in accordance with FASB ASC Topic 718, based on the closing price of our common stock on the date of the grant. The grant date fair value of time-based RSUs and performance-based RSUs granted in 2019 are as follows:

Name	Time-Based RSUs	Performance-Based RSUs
Cindy J. Miller	$816,617	$527,795
Janet H. Zelenka	333,322	111,107
Daniel V. Ginnetti	347,224	115,741
Joseph A. Reuter	166,666	55,587
David W. Stahl	166,664	55,587
Charles A. Alutto	–	–
William J. Seward	176,626	138,919
Kurt M. Rogers	233,329	77,773

   Because the performance-related component of the performance-based RSUs is based on separate measurements of our performance for each year in the three-year performance cycle, FASB ASC Topic 718 requires the grant date fair value to be calculated with respect to one-third of the total performance-based RSUs in each year of the three-year performance cycle. For 2019, the grant date fair value of the performance-based RSUs, as measured in accordance with FASB ASC Topic 718, is based on our closing stock price on the grant date and the probable outcome of target performance of the annual performance-related component for 2019. With respect to the performance-based RSUs, target performance and maximum performance are the same.

(2) The amounts shown represent the aggregate grant date fair value of the awards for fiscal years 2019, 2018 and 2017. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718, utilizing the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2019, Note 13 to our financial statements for the fiscal year ended December 31, 2018, and in Note 12 to our financial statements for the fiscal year ended December 31, 2017.

(3) The amounts shown represent the gross amounts of the named executive officer's annual cash incentive for the applicable fiscal year.

(4) The amounts shown include the following. With respect to relocation expenses, the aggregate incremental cost to our Company is determined by the amounts paid to third-party providers.

Name	401(k) Matching Contribution	Relocation Expenses	Tax Gross-Up on Relocation Expenses	Consulting Fees	Severance
Cindy J. Miller	$ 3,000	$ 122,131	$97,175	$ –	$ –
Janet H. Zelenka	2,654	–	–	–	–
Daniel V. Ginnetti	3,000	–	–	–	–
Joseph A. Reuter	3,000	96,666	69,412	–	–
David W. Stahl	3,000	–	–	–	–
Charles A. Alutto	–	–	–	150,000	1,323,077
William J. Seward	–	61,038	–	–	–
Kurt M. Rogers	3,000	–	–	–	–

(5) Mr. Ginnetti, our former Chief Financial Officer, transitioned to become Executive Vice President of International in June 2019.

(6) Mr. Alutto stepped down as Chief Executive Officer and as a director in May 2019. Pursuant to his transition agreement, Mr. Alutto received: (i) cash separation pay, payable in accordance with our Executive Severance and Change in Control Plan, equal to two times the sum of his base salary and target annual incentive for 2019; and (ii) $50,000 per month from May through July for consulting services provided to the company.

(7) Mr. Seward ceased employment with the Company in October 2019.

(8) Mr. Rogers ceased employment with the Company in January 2020 and was subsequently rehired in March 2020.

2019 GRANTS OF PLAN-BASED AWARDS

The following table provides information about the plan-based awards for our named executive officers during 2019.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Cindy J. Miller		255,938	787,500	1,575,000							
	3/12/2019								41,417	48.59	605,102
	5/02/2019								14,059	57.25	239,284
	3/12/2019							12,005			583,323
	5/02/2019							4,075			233,294
	3/12/2019				6,946	27,783	27,783				449,992
	5/02/2019				1,019	4,075	4,075				77,803
Janet H. Zelenka		81,758	251,563	503,125							
	7/01/2019								24,488	46.96	338,914
	7/01/2019							7,098			333,322
	7/01/2019				1,775	7,098	7,098				111,107
Daniel V. Ginnetti		140,156	431,250	862,500							
	3/12/2019								24,654	48.59	350,826
	3/12/2019							7,146			347,224
	3/12/2019				1,787	7,146	7,146				115,741
Joseph A. Reuter		70,200	216,000	432,000							
	2/01/2019								15,148	44.01	193,591
	2/01/2019							3,787			166,666
	3/12/2019				858	3,430	3,430				55,587
David W. Stahl		69,810	214,800	429,600							
	3/12/2019								11,833	48.59	168,384
	3/12/2019							3,430			166,664
	3/12/2019				858	3,430	3,430				55,587
Charles A. Alutto		108,630	334,247	668,493							
William J. Seward		71,500	220,000	440,000							
	3/01/2019								27,842	51.63	422,642
	3/01/2019							3,421			176,626
	3/12/2019				2,144	8,575	8,575				138,919
Kurt M. Rogers		113,750	350,000	700,000							
	3/12/2019								16,567	48.59	235,748
	3/12/2019							4,802			233,329
	3/12/2019				1,201	4,802	4,802				77,773

(1) *These amounts consist of the threshold, target and maximum cash award levels set in 2019 under the annual cash performance bonus program. For Mses. Miller and Zelenka and Messrs. Alutto and Seward the amounts reflect their prorated payout opportunities given their time of employment during 2019. The amounts included in the threshold column reflect the payout if threshold performance were achieved on both of the performance metrics. Please see "Compensation Discussion and Analysis" for further information regarding the annual cash performance bonus program.*

(2) *The amounts shown at target represent the aggregate number of performance-based RSUs that may be earned under the 2017 Incentive Stock Plan. The performance-based RSUs vest, if at all, in three annual installments based on annual EPS performance goals. The earnout percentage may range from 0% to 100% of the target performance-based RSUs granted, with a range of 25%-100% earned at threshold to maximum performance. Please see "Long-Term Equity Incentive Awards – Performance-based Restricted Stock Units for 2019" in "Compensation Discussion and Analysis" above.*

(3)   The amounts represent the time-based RSUs granted under the 2017 Incentive Stock Plan to the named executive officers. The time-based RSUs vest in equal annual installments over three years, beginning on the first anniversary of the grant date, provided that the executive is still employed by the Company on the vesting date. Please see "Compensation Discussion and Analysis" for further information regarding these RSU grants.

(4)   These amounts represent stock options granted under the 2014 Incentive Stock Plan and the 2011 Incentive Stock Plan to the named executive officers. These options vest in equal annual installments over three years, beginning on the first anniversary of the grant date, provided that the executive is still employed by the Company on the applicable vesting date. Please see "Compensation Discussion and Analysis" for further information regarding these stock option awards.

(5)   The grant date fair value of each time-based RSU award was computed in accordance with FASB ASC Topic 718 based on the closing stock price on the applicable grant date. Because the performance-related component of the performance-based RSUs is based on separate measurements of our performance for each year in the three-year performance cycle, FASB ASC Topic 718 requires the grant date fair value to be calculated with respect to one-third of the total performance-based RSUs in each year of the three-year performance cycle. For 2019, the grant date fair value of the performance-based RSUs, as measured in accordance with FASB ASC Topic 718, is based on our closing stock price on the grant date and the probable outcome of target performance of the annual performance-related component for 2019. With respect to the performance-based RSUs, target performance and maximum performance are the same. The grant date fair value of each option award was calculated in accordance with the provisions of FASB ASC Topic 718, utilizing the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2019.

2019 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information about the outstanding equity awards held by the named executive officers as of December 31, 2019. Mr. Seward forfeited his equity awards upon his termination and therefore had no equity awards outstanding as of December 31, 2019.

Name	Option Grant Date	Option Awards				Stock Award Grant Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Cindy J. Miller	5/02/2019	–	14,059	57.25	5/02/2027	5/02/2019	4,075	260,026	4,075	260,026
	3/12/2019	–	41,417	48.59	3/12/2027	3/12/2019	12,005	766,039	27,783	1,772,833
	11/01/2018	12,079	48,312	50.78	11/01/2026	11/01/2018	8,928	569,696	–	–
Janet H. Zelenka	7/01/2019	–	24,488	46.96	7/01/2027	7/01/2019	7,098	452,923	7,098	452,923
Daniel V. Ginnetti	3/12/2019	–	24,654	48.59	3/12/2027	3/12/2019	7,146	455,986	7,146	455,986
	3/01/2018	5,721	22,884	62.04	3/01/2026	3/01/2018	5,721	365,057	4,767	304,182
	2/24/2017	147	–	82.93	2/24/2027	2/16/2017	3,000	191,430	1,666	106,307
	2/16/2017	9,998	14,995	83.35	2/16/2025	2/05/2016	1,190	75,934	–	–
	2/26/2016	508	–	115.54	2/26/2026					
	2/05/2016	26,757	16,939	111.12	2/05/2024					
	2/05/2016	–	899	111.12	2/05/2024					
	2/06/2015	36,000	8,232	130.19	2/06/2023					
	2/06/2015	–	768	130.19	2/06/2023					
	8/01/2014	3,220	–	116.81	8/01/2022					
	8/01/2014	4280	–	116.81	8/01/2022					
	2/11/2014	15,000	–	115.69	2/11/2022					
	2/20/2013	14,550	–	95.87	2/20/2023					
	2/13/2012	11,200	–	86.24	2/13/2022					
	2/08/2011	10,700	–	85.00	2/08/2021					
	2/09/2010	6,000	–	51.55	2/09/2020					
Joseph A. Reuter	2/01/2019	–	15,148	44.01	2/01/2027	2/01/2019	3,787	241,648	–	–
						3/12/2019	–	–	3,430	218,868
David W. Stahl	3/12/2019	–	11,833	48.59	3/12/2027	3/12/2019	3,430	218,868	3,430	218,868
	4/16/2018	1,551	6,201	60.18	4/16/2026	4/16/2018	1,551	98,969	1,292	82,443
	3/01/2018	806	3,223	62.04	3/01/2026	3/01/2018	2,418	154,293	–	–
	2/16/2017	900	1,350	83.35	2/16/2025	2/16/2017	810	51,686	–	–
	9/06/2016	3,600	2,400	83.49	9/06/2024	9/06/2016	120	7,657	–	–

		Option Awards				Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Charles A. Alutto	3/01/2018	15,302	–	62.04	3/01/2026					
	2/24/2017	341	–	82.93	2/24/2027					
	2/16/2017	26,912	–	83.35	2/16/2025					
	2/26/2016	1,007	–	115.54	2/26/2026					
	2/05/2016	63,244	–	111.12	2/05/2024					
	2/06/2015	2,435	–	130.19	2/06/2025					
	2/06/2015	88,000	–	130.19	2/06/2023					
	2/11/2014	119,000	–	115.69	2/11/2022					
	2/11/2014	1,873	–	115.69	2/11/2024					
	2/20/2013	147,671	–	95.87	2/20/2023					
	2/13/2012	60,000	–	86.24	2/13/2022					
	2/08/2011	31,890	–	85.00	2/08/2021					
	7/30/2010	6,984	–	63.00	7/30/2020					
Kurt M. Rogers	3/12/2019	–	16,567	48.59	3/12/2027	3/12/2019	4,802	306,416	4,802	306,416
	3/01/2018	2,897	11,588	62.04	3/01/2026	3/01/2018	2,897	184,858	2,414	154,037
	7/24/2017	4,798	7,197	76.41	7/24/2025	7/24/2017	1,440	91,886	800	51,048

(1) Options vest at the rate of one-fifth (20%) of the option shares on each of the first five anniversaries of the option grant date.

(2) Represents time-based RSUs that vest in 20% increments on each of the first through fifth year anniversaries of the date of grant.

(3) Market value is based on the share price of $63.81 as of December 31, 2019.

(4) The numbers shown represent performance-based RSUs, which vest, if at all, in three equal annual installments based on annual EPS performance goals. Pursuant to SEC rules, the amounts shown reflect the number of units that may be earned over the three-year period if the threshold level of EPS is achieved in each of the years.

2019 OPTION EXERCISES AND STOCK VESTED

The following table summarizes information regarding stock options exercised by the named executive officers and time-based and performance-based RSU awards to the named executive officers that vested during the fiscal year ended December 31, 2019.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Exercise ($)[1]	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($)[2]
Cindy J. Miller	–	–	2,231	130,826[3]
Janet H. Zelenka	–	–	–	–
Daniel V. Ginnetti	6,000	23,520[5]	4,764	233,351[3][4]
Joseph A. Reuter	–	–	–	–
David W. Stahl	–	–	1,598	83,887[3][4]
Charles A. Alutto	–	–	16,008	774,460[3][4]
William J. Seward	–	–	–	–
Kurt M. Rogers	–	–	2,067	102,323[3][4]

(1) Represents the difference between the market value of the shares acquired upon exercise and the aggregate exercise price of the shares acquired.

(2) Represents the market value of the shares issued in settlement of time-based RSU awards and performance-based RSU awards on the date of the awards vested, calculated using the closing sale price reported on the Nasdaq Global Select Market on the vesting date.

(3) The value realized upon vesting of time-based RSU awards was computed based on the following:

Name	Vesting Date	Number of Shares Acquired on Vesting	Market Price at Vesting	Value Realized on Vesting
Cindy J. Miller	11/01/2019	2,231	$ 58.64	$ 130,826
Daniel V. Ginnetti	2/05/2019	594	$ 45.00	$ 26,730
	2/16/2019	999	$ 45.56	$ 45,514
	3/01/2019	1,430	$ 51.63	$ 73,831
David W. Stahl	2/16/2019	270	$ 45.56	$ 12,301
	3/01/2019	604	$ 51.63	$ 31,185
	4/16/2019	387	$ 56.69	$ 21,939
	9/06/2019	60	$ 45.98	$ 2,759
Charles A. Alutto	2/05/2019	1,405	$ 45.00	$ 63,225
	2/16/2019	2,691	$ 45.56	$ 122,602
	3/01/2019	3,825	$ 51.63	$ 197,485
	7/31/2019	3,418	$ 45.96	$ 157,091
Kurt M. Rogers	3/01/2019	724	$ 51.63	$ 37,380
	7/24/2019	480	$ 47.24	$ 22,675

(4) The value realized upon vesting of performance-based RSU awards was computed based on the following:

Name	Vesting Date	Number of Shares Acquired on Vesting	Market Price at Vesting	Value Realized on Vesting
Daniel V. Ginnetti	3/04/2019	1,741	$ 50.13	$ 87,276
David W. Stahl	4/16/2019	277	$ 56.69	$ 15,703
Charles A. Alutto	3/04/2019	4,669	$ 50.13	$ 234,057
Kurt M. Rogers	3/04/2019	519	$ 50.13	$ 26,017
	7/24/2019	344	$ 47.24	$ 16,251

(5) The value was computed as described in footnote 1 above and was based on the following:

Name	Exercise Date	Number of Options Exercised	Market Price at Exercise	Exercise Price
Daniel V. Ginnetti	10/31/2019	6,000	$ 55.47	$ 51.55

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Board of Directors adopted a plan for executive severance, including but not limited to following a change in control, which went into effect on September 1, 2016 and was amended effective January 1, 2020. For further discussion of the executive severance plan, see "Executive Severance and Change in Control Plan" in the "Compensation Discussion and Analysis" section above.

Additionally, the Company's long-term incentive plans and award agreements provide for the following treatment of awards:

- Upon a change in control, stock options and time-based RSU awards will vest in full and performance-based RSU awards will vest at target level and any restrictions on shares underlying the awards shall lapse.

- Upon a termination of employment due to death, stock options and time-based RSU awards will vest in full and performance-based RSU awards will vest at target level, without regard to satisfaction of performance targets. In the case of stock options, the vested portion of the option will expire upon the earlier of (i) the first anniversary of the executive's death or (ii) the option's expiration date.

- For terminations of employment other than by reason of death, any unvested portion of an award shall lapse and be canceled as of the executive's termination date. In the case of stock options, the vested portion of the option will expire upon the earlier of (i) 90 days after the executive's termination date or (ii) the option's expiration date.

Because the employment of Messrs. Alutto, Seward and Rogers terminated under circumstances not covered by the first table below, they have been omitted. The actual compensation paid to Messrs. Alutto, Seward and Rogers in connection with their terminations of employment is set forth in the second table. Mr. Rogers was rehired as Executive Vice President and General Counsel in March 2020.

Payments upon a Termination Following a Change in Control

Name	Severance[1] ($)	Annual Incentive[2] ($)	Stock Options[3] ($)	RSUs[4] ($)	Continued Welfare and Other Benefits[5] ($)	Total ($)
Cindy J. Miller	5,400,000	–	1,352,099	3,628,619	25,000	10,405,718
Janet H. Zelenka	2,012,500	–	412,623	905,847	25,000	3,355,970
Daniel V. Ginnetti	2,012,500	–	415,739	1,954,883	54,793	4,437,915
Joseph A. Reuter	1,152,000	–	299,930	460,517	25,000	1,937,447
David W. Stahl	1,145,600	–	208,313	832,784	54,793	2,241,490

Payments upon a Termination other than for Cause, Disability or Death (Without a Change in Control)

Name	Severance[6] ($)	Annual Incentive[2] ($)	Stock Options ($)	RSUs ($)	Continued Welfare and Other Benefits[5] ($)	Total ($)
Cindy J. Miller	3,600,000	–	–	–	25,000	3,625,000
Janet H. Zelenka	1,006,250	–	–	–	25,000	1,031,250
Daniel V. Ginnetti	1,006,250	–	–	–	54,793	1,061,043
Joseph A. Reuter	576,000	–	–	–	25,000	601,000
David W. Stahl	572,800	–	–	–	54,793	627,593
Charles A. Alutto	1,323,077	–	–	–	8,690	1,331,767
William J. Seward	–	–	–	–	–	–
Kurt M. Rogers	–	–	–	–	–	–

(1) In accordance with the Executive Severance and Change-in-Control Plan (the "Executive Severance Plan"), amounts in this column represent severance payments equal to three times for Ms. Miller and two times for the other named executive officers the sum of the executive officer's base salary and target annual incentive

(2) In accordance with the Executive Severance Plan, the executive will receive a prorated annual incentive for the year in which the termination occurs, calculated based on actual performance during the year.

(3) Stock options will vest in full upon (i) a change in control regardless of a termination or (ii) death. The value shown for stock options was determined by multiplying the number of unvested stock options by the difference between the closing stock price of $63.81 and the exercise price of the unvested stock options.

(4) Time-based RSUs will vest in full and performance-based RSUs will vest at target level upon (i) a change in control regardless of a termination or (ii) death. The value shown for RSUs was determined by multiplying the closing stock price of $63.81 per share on December 31, 2019 by the number of unvested time-based and performance-based RSUs that would vest upon a change in control or death.

(5) In accordance with the Executive Severance Plan, amounts in this column represent $25,000 in outplacement services plus the amount that would be paid by the company for the continuation of medical, dental, and vision insurance for a period of 24 months should the named executive officer elect COBRA coverage for these benefits based on their benefit elections in place on December 31, 2019.

(6) In accordance with the Executive Severance Plan, amounts in this column represent severance payments equal to two times for Ms. Miller and one time for the other named executive officers the sum of the executive officer's base salary and target annual incentive.

NONQUALIFIED DEFERRED COMPENSATION

Our Board of Directors adopted the Stericycle, Inc. Supplemental Retirement Plan (the "Plan") effective for deferrals of compensation on and after April 1, 2017. The Plan applies to directors, management and highly compensated employees of Stericycle, or an applicable Company subsidiary. The Plan is unfunded and designed to be a nonqualified deferred compensation plan in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

Under the Plan, a bookkeeping account will be created for each participant. Each year, we will credit a participant's account with the designated portion of the participant's compensation that the participant elected to defer for that year (the "Elective Deferral Contributions") and may credit the participant's account with a discretionary amount declared by us for that year (the "Company Discretionary Contributions"). Participants may defer up to 80% of salary, bonus and commissions. Earnings on the credited amounts will be based on the performance of various investment funds available under the Plan (and as directed by the participant). Participants may change investment choices daily.

The Plan permits participants to elect to receive distributions, which generally become payable upon a termination of employment or a specified date prior to termination of employment, in either a lump sum or in installments over a period of up to fifteen years. All distributions from the Plan are in cash. The participant will always be fully vested in that portion of the participant's account attributable to the Elective Deferral Contributions, and will be vested in Company Discretionary Contributions, if any, five years from the date the first Company Discretionary Contribution is credited to the participant's account subject to the participant's continued service. Vesting will be accelerated upon a participant's termination of service due to death or disability or a change in control while the participant is still in service.

The unvested portion of a participant's account will generally be forfeited upon termination of employment. A participant's vested interests under the Plan will be forfeited upon a termination of employment for Cause.

The following table summarizes information with respect to the participation of the named executive officers in the Stericycle, Inc. Supplemental Retirement Plan for the fiscal year ended December 31, 2019.

Name	Executive Contributions in FY 2019 ($)[1]	Stericycle Contributions in FY 2019 ($)	Aggregate Earnings in FY 2019 ($)[2]	Aggregate Withdrawals/ Distributions in FY 2019 ($)	Aggregate Balance at 12/31/19 ($)[3]
Cindy J. Miller	–	–	–	–	–
Janet H. Zelenka	–	–	–	–	–
Daniel V. Ginnetti	–	–	–	–	–
Joseph A. Reuter	–	–	–	–	–
David W. Stahl	10,940	–	1,446	–	12,386
Charles A. Alutto	12,901		4,241	(33,640)	–
William J. Seward	–	–	–	–	–
Kurt M. Rogers	–	–	–	–	–

(1) The amount reported in this column is reported as "Salary" in the Summary Compensation Table for the fiscal year ended December 31, 2019.

(2) The amount reported in this column was not reported in the Summary Compensation Table as part of an individual's compensation for the fiscal year ended December 31, 2019.

(3) All of this amount was previously reported as compensation in the Summary Compensation Table in previous years.

In fiscal year 2019, the investment options available under the Supplemental Retirement Plan and their respective notional rates of return were as follows:

Deemed Investment Option	Fiscal Year 2019 Cumulative Return
American Balanced Fund	19.55%
American Capital Income Builder	17.75%
American Capital World Bond Fund	8.14%
American Century Inflation Adjusted Bond Fund	8.14%
American Funds 2010 Target	13.88%
American Funds 2015 Target	14.94%
American Funds 2020 Target	15.59%
American Funds 2025 Target	17.85%
American Funds 2030 Target	20.06%
American Funds 2035 Target	23.29%
American Funds 2040 Target	24.40%
American Funds 2045 Target	24.68%
American Funds 2050 Target	25.04%
American Funds 2055 Target	25.09%
American Funds 2060 Target	25.01%
American Growth Fund of America	28.54%
American New Economy Fund	26.85%
Blackrock High Yield Bond Fund	15.58%
BlackRock Liquidity Fund	1.59%
Columbia Midcap Index Fund	25.97%
Columbia Quality Income Fund	6.97%
Columbia Small Cap Index Fund	22.61%
Deutsche Real Estate Securities Fund	29.66%
Eaton Vance Atlanta Capital SMID-Cap Fund	34.44%
Franklin Small Cap Growth Fund	33.54%
Franklin Small Cap Value Fund	26.59%
Invesco Comstock Fund	25.82%
Invesco Equally Weighted S&P 500 Fund	29.11%
Invesco Oppenheimer Global Opportunities Fund	28.12%
Invesco Oppenheimer International Growth Fund	29.16%
Lazard International Strategic Equity Portfolio	21.55%
Loomis Sayles Core Plus Bond Fund	9.05%
Lord Abbett Income Fund	13.23%
MFS International Intrinsic Value Fund	25.99%
MFS Massachusetts Investors Growth Stock Fund	40.35%
MFS Mid Cap Value Fund	31.08%
Van Eck CM Commodity Index Fund	8.54%
Virtus Vontobel Emerging Markets Opportunities Fund	18.69%

CEO PAY RATIO FOR 2019

We are required to disclose (i) the median of the annual total compensation of our employees (other than our CEO), (ii) the annual total compensation of our CEO, and (iii) the corresponding pay ratio.

We believe our pay ratio is a reasonable estimate, calculated in compliance with the requirements set forth in Item 402(u) of Regulation S-K. We identified the median employee using our employee population as of December 1, 2019. We are a global company with complex operations. As of our measurement date of December 1, 2019, we had 21,460 employees in over 20 countries. We have extremely small employee populations in some of these locations, which in the aggregate make up less than 5% of our total workforce. As a result, we excluded employee populations in the following locations when identifying the median employee at the end of 2019:

• Australia—80 employees	• Netherlands—28 employees
• Belgium—14 employees	• Romania—285 employees
• France—84 employees	• South Korea—177 employees
• Germany—94 employees	• Singapore—24 employees
• Ireland—146 employees	• United Arab Emirates—23 employees
• Japan—100 employees	

We used a consistently applied compensation measure across this employee population to identify the median employee. For our consistently applied compensation measure, we used base salary paid during 2019. The majority of our employees receive base salary (paid on an hourly, weekly, biweekly or monthly basis) and do not participate in any variable incentive plans. Consequently, base salary provides an accurate depiction of total earnings for the purpose of identifying our median employee. We then calculated the median employee's annual total compensation in the same manner as the CEO in the Summary Compensation Table ("SCT"), except that for both the median employee compensation and CEO compensation we included the Company's portion of health care insurance premiums. For the CEO, this amount was zero in 2019 because she declined to participate in medical coverage provided by the company.

For 2019, the total compensation for our CEO, Ms. Miller, was $3,215,913 as reported in the SCT. Since Ms. Miller was promoted from President and Chief Operating Officer to President and CEO effective May 2, 2019, we have annualized or otherwise adjusted the amounts disclosed in the SCT as noted in the table below to arrive at a total compensation value of $3,856,557 to be used for the ratio of annual total compensation for our CEO to the annual total compensation for our median employee.

SCT Component	Actual Value from SCT ($)	Value Used for CEO Pay Ratio ($)	Rationale
Salary	804,808	900,000	Annualized CEO salary
Stock Awards	1,344,412	1,555,513	Increased to reflect stock award value had Ms. Miller been CEO for the entire year
Option Awards	844,387	1,178,738	Increased to reflect option award value had Ms. Miller been CEO for the entire year
Non-Equity Incentive Plan Compensation	–	–	No change needed as no payout was earned for any plan participant
All Other Compensation	222,306	222,306	No change since $3,000 is the maximum 401(k) match and the amount of relocation expenses and tax gross-ups would not have changed
Total	3,215,913	3,856,557	

Our median employee compensation was $50,916. Our CEO compensation for CEO pay ratio purposes was $3,856,557. Accordingly, our CEO to median employee pay ratio is 76:1.

ITEM 3 Approval of an Amendment to the Company's Employee Stock Purchase Plan to Increase the Number of Shares Available for Issuance

Introduction

On March 11, 2020, our Board approved an amendment to the Stericycle, Inc. Employee Stock Purchase Plan (the "ESPP") increasing the number of shares of common stock available for issuance under the ESPP from 1,200,000 shares to 1,700,000 shares (the "Amendment") and recommended submitting the Amendment to our stockholders for their approval at the Annual Meeting with the Board's recommendation that stockholders vote "FOR" approval of the Amendment. The Amendment will not become effective unless it is approved by our stockholders.

The ESPP currently authorizes a total of 1,200,000 shares of our common stock to be issued pursuant to options granted under the ESPP. As of December 31, 2019, 63,703 shares remained available for options to be granted under the ESPP. The Amendment would increase the number of shares available for issuance pursuant to options granted under the ESPP by 500,000 shares to a total of 1,700,000 shares. The Amendment would not change any other terms of the ESPP.

Summary of Principal Terms

The following summary describes the principal terms of the ESPP. The complete text of the ESPP, reflecting the Amendment for illustrative purposes, appears as **Exhibit B** to this proxy statement.

Overview

The ESPP allows eligible employees to purchase shares of our common stock at a discount through payroll deductions during two six-month offerings each year. An eligible employee who elects to participate in an offering is granted an option on the last day of the offering for a number of shares equal to the employee's payroll deductions under the ESPP during the offering period (plus any carried over cash) divided by the option price per share. The option price per share is 85% of the closing price on the last trading day of the offering period.

Administration

The ESPP is administered by our Board. The Board may delegate its authority to administer the ESPP to a standing or other committee of the Board or to an administrative committee consisting of two or more of our executive officers. (For convenience, the term "plan administrator" is used in this summary to refer both to our Board and to any committee to which it may delegate its authority to administer the ESPP.)

Subject to the express terms of the ESPP, the plan administrator has the authority to determine the terms and conditions of each offering, the options granted pursuant to each offering, and the shares issued upon the exercise of those options. The plan administrator also has the authority to interpret the ESPP, adopt and revise policies and procedures to administer the ESPP, and make all determinations required for the ESPP's administration.

Number of Shares

The ESPP currently authorizes a total of 1,200,000 shares of our common stock to be issued pursuant to options granted under the ESPP.

When originally approved by our stockholders in May 2001, the ESPP authorized a total of 150,000 shares of our common stock to be issued pursuant to options granted under the ESPP. As a result of 2-for-1 stock splits in May 2002 and May 2007, the authorized total increased to 600,000 shares. In February 2013, our Board approved an amendment to the ESPP increasing the number of shares available for issuance under the ESPP from 600,000 shares to 900,000 shares, and such amendment was

approved by our stockholders at the 2013 Annual Meeting. In February 2017, our Board approved an amendment to the ESPP increasing the number of shares available for issuance under the ESPP from 900,000 shares to 1,200,000 shares, and such amendment was approved by our stockholders at the 2017 Annual Meeting.

As of December 31, 2019, 63,703 shares remained available for options to be granted under the ESPP.

The Amendment would increase the number of shares available for issuance pursuant to options granted under the ESPP by 500,000 shares to a total of 1,700,000 shares.

Eligibility

Every employee of Stericycle, Inc. or one of its U.S. subsidiaries who has completed six months' employment as of the first day of an offering under the ESPP, and who is a full-time employee or a part-time employee who customarily works at least 20 hours per week, is eligible to participate in the offering. Participation in an offering ends automatically upon termination of employment.

Offerings

Each year the ESPP makes two consecutive six-month offerings of shares of our common stock to eligible employees. One offering begins on January 1 and ends on June 30, and the other offering begins on July 1 and ends on December 31. The plan administrator may change the frequency or length of offerings each year.

Election to Participate

Each eligible employee may elect to participate in an offering by completing and submitting an enrollment form in the manner and during the enrollment period prior to the first day of the offering specified by the plan administrator.

Payroll Deduction Percentage

A participant in an offering may specify in his or her enrollment form any whole percentage of his or her compensation that he or she elects to have withheld during the offering period. Payroll deductions during any offering may not exceed $5,000, however, and may not be changed during the offering.

A participant's payroll deduction percentage will remain in effect for all subsequent offerings, unless the participant submits a new enrollment form within the applicable enrollment period specifying a different payroll deduction percentage.

The plan administrator maintains a separate bookkeeping account under the ESPP for each participant. A participant's payroll deductions are credited to his or her account under the ESPP.

Grant of Options

Each participant in an offering is granted an option as of the first day of the offering for a number of shares of our common stock equal to the sum of (1) his or her payroll deductions under the ESPP during the offering period plus (2) any carried over cash from a prior offering, divided by (3) the option price per share.

Option Price

The option price per share shall be equal to 85% of the closing price of a share of our common stock on the last day of the offering (or on the last trading day preceding the last day if it is not a trading day).

Exercise of Options

A participant's option under any offering is exercised automatically as of the last day of the offering unless the participant has withdrawn from the offering. We do not issue fractional shares, and any remaining payroll deductions credited to the participant's account after the exercise of his or her option ("carried over cash") is carried over to the next offering. No interest shall accrue on any carried over cash.

Crediting of Option Shares

Upon the automatic exercise of a participant's option, the plan administrator will credit the option shares to an account for the participant at E*Trade. The participant may sell the shares credited to his or her E*Trade account at any time after they have been credited.

Limitations

No participant will be granted options that would permit his or her rights to purchase shares of common stock under the ESPP and all other employee stock purchase plans of the Company or its subsidiaries to accrue at a rate exceeding $25,000 of the fair market value of such shares (determined at the time that the option is granted) during any calendar year in which the option is outstanding. No participant will be granted an option if, immediately after the grant, the participant would directly or indirectly own stock possessing 5% or more of the voting power or value of all classes of our stock.

Withdrawal from Offering

Except for a participant who is one of our executive officers, a participant may terminate his or her participation in any offering at any time prior to the last day of the offering. Upon a participant's withdrawal from an offering, all payroll deductions that have been credited to the participant's account under the ESPP will be refunded to the participant without interest.

Termination of Employment

Termination of a participant's employment for any reason will result in the automatic termination of his or her participation in a pending offering. All payroll deductions then credited to the participant's account under the ESPP will be refunded to the participant without interest within 30 days after his or her termination of employment, and, at the participant's request, the plan administrator will transfer to the participant all of the shares then credited to the participant's account under the ESPP.

Transferability

No option granted under the ESPP may be sold, pledged or otherwise transferred.

Reports

After the close of each offering, each participant receives a notification from E*Trade of the number of shares purchased for their account during the offering.

Amendment and Termination

Our Board of Directors may amend, suspend or terminate the ESPP at any time. Our stockholders are required to approve any amendment to the ESPP that would increase the number of shares of common stock available to be issued upon the exercise of options granted under the ESPP.

Federal Income Tax Consequences

The ESPP is an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. A participant's payroll deductions are subject to tax as ordinary income for federal income tax purposes in the year in which the deductions otherwise would have been paid to the employee. In general, a participant will not be subject to tax upon the grant or exercise of an option under the ESPP. A participant will be subject to tax, however, upon the sale of the shares acquired upon the exercise of an option.

The amount of tax will depend upon the satisfaction of certain holding periods for income tax purposes:

(a) If the shares are sold more than two years from the date of the option grant (the first day of the offering) and more than one year from the date of the option exercise (the last day of the offering), the participant will incur a combination of ordinary income and long-term capital gain (or possibly just ordinary income) on the sale of the shares:

    (1) The ordinary income incurred will be the *lesser* of:

        (A) 15% of the fair market value of the shares on *the first day of the offering*, or

        (B) the gain realized on the sale of the shares (*i.e.*, the excess of the amount realized on the sale of the shares over the aggregate option price).

    (2) Any gain in excess of the amount recognized by the participant as ordinary income will be treated as long-term capital gain. If the amount realized on the sale is less than the ordinary income incurred, the balance of the gain will be treated as long-term capital loss.

(b) If the shares are sold without satisfying these income tax holding periods (*i.e.*, the shares are sold sooner than two years from the date of the option grant—the first day of the offering—or sooner than one year from the date of the option exercise—the last day of the offering), the participant will incur a combination of ordinary income and capital gain or loss on the sale of the shares:

    (1) The ordinary income will be the excess of the fair market value of the shares on the last day of the offering (the exercise date) over the aggregate option price.

    (2) Any additional gain or loss on the sale will be long-term or short-term capital gain or loss, depending upon whether the shares were held for more than one year.

The Board of Directors recommends that stockholders vote **"FOR"** approval of the amendment to the Company's Employee Stock Purchase Plan to increase the number of shares available for issuance.

ITEM 4 Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2020

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our Company's financial statements. The Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2020. Representatives of Ernst & Young are expected to be present at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

In considering Ernst & Young's appointment for the 2020 fiscal year, the Audit Committee reviewed the firm's qualifications and competencies, including the following factors:

• Ernst & Young's historical performance and its recent performance during its engagement for the 2019 fiscal year, including ability to meet deadlines and respond quickly;

• Ernst & Young's capability and expertise in handling engagements with the breadth and complexity of our operations, including its approach to resolving significant accounting and auditing matters and consultations with the firm's national office;

• The qualification and experience of key members of the engagement, including the lead audit partner;

• The adequacy of information provided on accounting issues, auditing issues and regulatory developments;

• The timeliness and quality of Ernst & Young's communication with the Audit Committee, including communications regarding the conduct of the audit and with respect to issues identified in the audit;

• External data on audit quality and performance, including the most recent Public Company Accounting Oversight Board ("PCAOB") reports on Ernst & Young and its peer firms, and management feedback;

• The appropriateness of Ernst & Young's fees, on both an absolute basis and as compared to its peer firms; and

• Ernst & Young's reputation for integrity and competence in the fields of accounting and auditing.

Ernst & Young has served as our independent registered public accounting firm since 1991. The Audit Committee is responsible for the audit fee negotiations associated with our Company's retention of Ernst & Young. In order to assure continued auditor independence, the Audit Committee periodically considers whether there should be regular rotation of the independent registered public accounting firm. In conjunction with the required rotation of Ernst & Young's lead engagement partner, the Audit Committee and its Chairman are directly involved in the selection of Ernst & Young's new lead engagement partner. The current lead audit partner was appointed in 2016.

If our stockholders do not ratify the appointment of Ernst & Young, our Board may reconsider its appointment.

We are asking our stockholders to ratify the selection of Ernst & Young as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our Board is submitting the selection of Ernst & Young to our stockholders as a matter of good corporate governance. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young to serve as our Company's independent registered public accounting firm is in the best interests of our Company and its stockholders.

The Board of Directors recommends a vote "FOR" ratification of Ernst & Young as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2020. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

Fees Paid to Independent Auditors

The following table shows the aggregate fees paid to Ernst & Young LLP by us for the services it rendered during the fiscal years ended December 31, 2019 and December 31, 2018.

Description of Fees	FY 2019	FY 2018
Audit Fees[1]	$ 12,247,929	$ 10,240,000
Audit-Related Fees[2]	665,300	1,005,000
Tax Fees[3]	288,410	510,700
All Other Fees[4]	5,088	2,300
TOTAL	**$ 13,206,727**	**$ 11,758,000**

[1]*Includes fees for the audits of annual consolidated financial statements and internal control over financial reporting, reviews of interim financial statements included in our quarterly reports on Form 10-Q, certain statutory audits and assistance with and review of certain documents and letters filed with the SEC.*

[2]*Includes fees related to transaction audit and integration services.*

[3]*Includes fees related to tax compliance, tax advice and tax planning services.*

[4]*Includes fees related to access to online research tools.*

Audit Committee Pre-Approval Policies

In accordance with policies adopted by the Audit Committee, all audit and non-audit related services to be performed for us by the independent registered public accounting firm must be approved in advance by the Audit Committee. All of the services Ernst & Young performed for us during 2019 and 2018 were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company's financial statements, the qualifications and experience of the Company's independent auditor, the performance of the Company's internal audit function and independent auditor, and the Company's compliance with applicable legal and regulatory requirements. The Audit Committee operates pursuant to a written charter, which is available on the Company's investor relations website, *http://investors.stericycle.com.* The Audit Committee is comprised of four directors, all of whom are independent and two of whom (Brian P. Anderson, the Chairman, and Kay G. Priestly), have been determined by the Board of Directors to be an "audit committee financial expert" as defined by the Securities and Exchange Commission.

In regard to our role, we note that it is the responsibility of the Company's management to prepare financial statements in accordance with accounting principles generally accepted in the United States, and that it is the responsibility of the Company's independent auditor to audit those financial statements. The Audit Committee's responsibility is one of oversight, and we do not provide expert or other special assurance regarding the Company's financial statements or the quality of the audits performed by the Company's independent registered public accounting firm.

In carrying out our oversight responsibility, we review and discuss with both management and the independent auditor all quarterly and annual financial statements prior to their issuance. We reviewed and discussed with both management and the independent auditor the quarterly and annual financial statements for the fiscal year ended December 31, 2019. Our reviews and discussions with the independent auditor included discussions of the matters required to be discussed pursuant to the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including among other items, the quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company's financial statements. In addition, the Audit Committee received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence and has discussed with Ernst & Young its independence from management and the Company. The Audit Committee considered the compatibility of non-audit services with Ernst & Young's independence.

The Committee discussed with management significant risks and exposures identified by management, the internal auditors or Ernst & Young, and management's steps to address such risks. In addition, we continued to monitor the scope and adequacy of the Company's internal controls, including staffing levels and requirements, and we reviewed programs and initiatives to strengthen the effectiveness of the Company's internal controls and steps taken to implement recommended improvements.

The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function and the Company's independent auditor. The Audit Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the accounting and financial controls, and the overall quality of the Company's financial reporting. The Audit Committee met individually with members of management in executive session. The Audit Committee held 15 meetings during fiscal year 2019.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. Each year, the Audit Committee evaluates the qualifications, performance, tenure and independence of the Company's independent auditor and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers a variety of factors, including: candor and insight provided to the Audit Committee; proactivity; ability to meet deadlines and respond quickly; feasibility and benefits of audit firm and lead partner rotation; content, timeliness and practicality of the audit firm's communications with management; adequacy of information provided on accounting issues, auditing issues and regulatory developments; timeliness and accuracy of all services presented to the Audit Committee for pre-approval and review; management feedback; lead partner performance; comprehensiveness of evaluations of internal control structure; the overall quality and efficiency of the services provided by the auditors; the auditors' global capabilities; and the auditors' technical expertise and knowledge of the Company's operations and industry. Based on this evaluation, the Audit Committee has retained Ernst & Young as the Company's independent auditor for 2020. Ernst & Young has been the independent auditor for the Company since 1991. The members of the Audit Committee and the Board believe that, due to Ernst & Young's knowledge of the Company and of the industries in which the Company operates, it is in the best interests of the Company and its stockholders to continue retention of Ernst & Young to serve as the Company's independent auditor. Although the Audit Committee has the sole authority to appoint the independent auditors, the Audit Committee will continue to recommend that the Board of Directors ask the stockholders, at the Annual Meeting, to ratify the appointment of the independent auditors.

In reliance on the reviews and discussions referred to above, we recommended to the Board of Directors (and the Board of Directors approved) that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC.


Audit Committee

Brian P. Anderson, Chairman
Veronica M. Hagen
Stephen C. Hooley
Kay G. Priestly


ITEM 5 Stockholder Proposal Entitled Special Shareholder Meeting Improvement

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, a beneficial owner of 50 shares of our common stock, has submitted the following resolution for consideration by stockholders:

Proposal 5 – Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareholder meeting.

This proposal also asks that the one-year holding period be removed for shares to participate in calling for a special meeting.

This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013.

Scores of Fortune 500 companies allow a more practical 10% of shares to call a special meeting compared to the entrenchment requirement of Stericycle. SRCL shareholders do not have full right to call a special meeting that is available under state law.

The current stock ownership threshold of 25% combined with the disqualification of all shares held for less than one-year can mean that 75% of shareholders must be contacted during a short window of time to simply call a special meeting. One-third of the 75% of shares could be disqualified due to stock ownership of less than one continuous year. Another third of the 75% could be disqualified because of paperwork errors or inadvertent sales of stock that management will have a sharp eye for.

The 2019 management statement next to the 2019 version of this proposal said, "Stericycle is committed to stockholder engagement." Apparently this so called "stockholder engagement" did not predict the strong support that the 2019 proposal received – 40% - which represents a near majority from the Stericycle shareholders who have access to independent proxy voting advice.

There was no report on the feedback from "shareholder engagement" on issues like the excessive negative votes received by the Stericycle directors and the hoped for recovery from the long-term Stericycle problem with fraud:

A $295 million settlement was reached on behalf of a nationwide class of Stericycle customers, following a class-action lawsuit, accusing the company of engaging in a price-increasing scheme that automatically inflated customers' bills up to 18% biannually.

Stericycle agreed to pay $26 million to settle a lawsuit claiming it engaged in years of fraudulent price increases to school districts, police departments and municipalities in 12 states.

Management had 4-months to gather shareholder feedback on the above issues and report it in the proxy.

And more recently Stericycle made materially misleading statements about the reasons for its growth, while knowing or recklessly disregarding that growth was attributable to the illegal rate increases $45 million proposed settlement in 2019.

A more practical shareholder right to call a special meeting would put shareholders in a stronger position to engage with management.

Please vote yes:
Special Shareholder Meeting Improvement – Proposal 5

THE COMPANY'S STATEMENT IN OPPOSITION

The Board has again carefully considered this proposal and believes this proposal is unnecessary and not in the best interests of our stockholders. The Board regularly reviews the Company's governance practices and believes that we have solid and efficient mechanisms in place to allow stockholders to communicate with the Board and bring items to its attention, including at annual and special stockholders' meetings. Consequently, the Board recommends that you vote "AGAINST" this proposal for the reasons described below.

Stericycle's current ownership threshold balances the preservation of this important stockholder right with the financial and administrative burdens that would result from misuse of the process by a small minority of stockholders with narrow interests.

Convening a special meeting of stockholders is a significant undertaking that requires a substantial commitment of time and financial resources. The Board and management would also be required to divert time from the business to prepare for and conduct the meeting. Because of these burdens and costs, special stockholder meetings should be extraordinary events that occur only when there are urgent and important strategic matters or profound fiduciary concerns. The current threshold of at least 25% of our Company's issued and outstanding shares of common stock allows stockholders owning a reasonable minority of our Company's shares to call special meetings while preventing a small minority of stockholders from calling special meetings that would use corporate resources on proposals that may not reflect the best interests of our Company and the broader stockholder base. If the proposal were adopted, a small minority of stockholders – potentially with narrow, short-term interests – could call special meetings to present proposals that are unlikely to garner significant support, without regard to how the costs and other burdens might impact the Company's future success or the interests of the vast majority of stockholders.

The Board also believes that the current 25% stock ownership threshold is more appropriate than the requested 10% threshold based on the practices of other S&P 500 companies. Approximately 32% of reporting S&P 500 companies do not permit stockholders to call special meetings, and of those S&P 500 companies who do provide such a right, approximately 36% have a 25% stock ownership threshold. Based on this information, the Board believes our ownership threshold of 25% is at least as shareholder friendly as the threshold applicable to approximately 74% of S&P 500 companies.

Stericycle is committed to stockholder engagement and sound governance practices.

Company leaders meet regularly with stockholders to discuss our strategy, operational performance and business practices. We also meet with stockholders to share perspectives on corporate governance, executive compensation and sustainability matters, among other topics. We strongly believe that this commitment to ongoing dialogue with our stockholders, together with practices such as annual director elections, a "proxy access" right for nominating directors, no supermajority voting provisions, and our stockholders' existing right to call special meetings protects stockholder rights without the expense and risk associated with a lower special meeting threshold.

Stericycle continues to enhance its corporate governance practices.

Our Company has made a number of corporate governance enhancements in recent years. The Board added two new directors, both with business transformation experience, in 2018, and two additional directors in 2019, also both with business transformation experience. This continues the Board's refreshment efforts, with a majority of the Board consisting of new independent directors added in the last five years and ensuring that the Board has the right expertise to execute on our company's strategic vision. The Board appointed new chairs of the Audit, Compensation and Nominating and Governance Committees in recent years. Our Board enhanced its diversity through the addition of a number of diverse members over the last five years. The Board is also leveraging a competency and skills matrix to guide evolution of the composition of the Board. In addition, our Nominating and Governance Committee regularly evaluates the structure of the Board and makes recommendations to the Board regarding potential governance changes.

 For the reasons set forth above, the proposal is neither necessary nor in stockholders' best interests.

Therefore, your Board of Directors recommends that you vote "**AGAINST**" this proposal.

ITEM 6 Stockholder Proposal with Respect to Amendment of our Compensation Clawback Policy

The International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, NW, Washington, DC 20001, a beneficial owner of 80 shares of our common stock, has submitted the following resolution for consideration by stockholders:

RESOLVED: That shareholders of Stericycle, Inc. (the "Company"), urge the Board of Directors' Compensation Committee to amend Stericycle's compensation clawback policy, as applied to senior executives, to add that the Committee will review and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (a) a senior executive engaged in conduct that resulted in a violation of law or Stericycle policy, and that caused financial or reputational harm to the Company or (b) a senior executive failed in his or her responsibility to manage conduct or risks, and such failure contributed to financial or reputational harm to the Company, with Stericycle to disclose to shareholders the circumstances of any recoupment or decision not to pursue recoupment in those situations.

"Recoupment" includes: recovery of compensation already paid and forfeiture, recapture, reduction or cancellation of future amounts awarded or granted over which Stericycle retains control. This policy should operate prospectively and be implemented so as not to violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT: As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http//:blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Stericycle's current clawback policy allows a recoupment of certain incentive pay from a corporate officer if the corporate officer is determined to have engaged in fraud or intentional misconduct that materially contributed to the need for the restatement of if otherwise required by applicable SEC or NASDAQ rules.

In our view, the recoupment policy – which requires "intentional misconduct" and conduct that "materially" contributed to a financial restatement -- is too limited in its assessment of executive conduct and the implications for long-term shareholder value.

We view recoupment as an important remedy for other kinds of conduct that may not require a financial restatement, but that nevertheless may affect financial results or harm Stericycle's reputation and prospects, as well as its shareholders.

The reason for a stronger policy is illustrated by the reputational and financial risks associated with the Company's damaging billing scandal in recent years, which saw the Company pay out over $300 million to settle state, federal and private consumer allegations it fraudulently increased the rate of medical waste pick-ups.

Adopting this policy sends a strong, positive message about the Company's corporate culture.

THE COMPANY'S STATEMENT IN OPPOSITION

The Board has carefully considered this proposal and believes that this proposal is unnecessary and is not in the best interests of our stockholders. Consequently, the Board recommends a vote "AGAINST" this proposal for the reasons described below.

Stericycle's current governance practices already impose a clawback requirement on all performance-based equity compensation received by executive officers.

The Company currently has in place a compensation clawback policy, as well as other features in its compensation programs, that the Board and the Compensation Committee believe are appropriate and effective and that align the interests of our executive officers and stockholders.

As discussed in more detail in "Clawback Policy" under "Corporate Governance" above, our Clawback Policy allows us, in the event of certain accounting restatements, to recover performance-based compensation from any executive officer determined to have engaged in fraud or intentional misconduct that materially contributed to the need for the restatement or if otherwise required by applicable SEC or Nasdaq rules. Further, our 2017 Long-Term Incentive Plan (the "2017 Plan") expressly provides that all awards are subject to our Clawback Policy, unless otherwise specified by the Compensation Committee. Our award agreements under the 2017 Plan also require our executive officers to execute a general waiver and release of claims that includes a clawback provision in order to receive accelerated vesting in connection with a qualified termination upon a change in control. The Company and the Board are committed to pursuing recoupment actions, when appropriate, against current and former executives.

The proposed standard for recouping compensation is subjective and could disrupt our pay-for-performance compensation model and result in a competitive disadvantage in attracting and retaining executives.

Our existing Clawback Policy covers fraud or intentional misconduct by executive officers. The proposal, however, would permit the Board to recover compensation from any executive deemed to have "failed in his or her responsibility to manage conduct or risks." This undefined, subjective standard includes conduct involving no violation of law or Company policy and does not take into account any degree of personal culpability.

While we maintain a pay-for-performance compensation model for our executives, our Board and the Compensation Committee do not believe that compensation paid in prior years should be recoverable absent misconduct. Instead, we believe that poor business performance, failures to manage risk and similar matters should be addressed using tools already at our disposal, including reductions in future incentive compensation, reductions in responsibility, and/or termination of employment. The proposed policy could actually discourage ethical business leaders from taking appropriate and necessary risks for fear of losing compensation without any individual misconduct. This result could undermine our strategy and the pay-for-performance model our compensation policies are designed to encourage. Further, such an imprecise, subjective standard could undermine our ability to recruit and retain executive talent, as few of our peer companies have a clawback policy with features like the one set forth in the proposal.

Existing law already imposes recoupment and disclosure obligations on the Company.

In addition to the recoupment provisions we already have, existing law requires recoupment in certain circumstances, as well as certain related disclosures. The Sarbanes-Oxley Act of 2002 requires recoupment of some executive officer's awards if a misstatement resulted from misconduct. In addition, where necessary to an understanding of our compensation policies and decisions regarding the named executive officers, we must disclose in our proxy statement the reasons for the recoupment and how we determined the amount to be recovered. Mandating public disclosure of all recoupment actions, beyond what is currently required, could be harmful to both the Company and its executive officers. Decisions to disclose information are more properly made on a case-by-case basis, balancing investors' interest in information with applicable legal requirements, privacy concerns and other commercial considerations.

The Board believes this proposal is unnecessary because the Company's existing compensation recoupment policies and practices, together with the additional tools available to the Company to address executive performance and conduct and existing SEC disclosure rules, effectively address the concerns raised by the proponent.

For the reasons set forth above, the proposal is neither necessary nor in stockholders' best interests.

Therefore, your Board of Directors recommends that you vote "**AGAINST**" this proposal.

GENERAL INFORMATION

Why Did I Receive This Proxy Statement and Other Materials?

The Board of Directors (the "Board") of Stericycle, Inc. is soliciting proxies to vote shares of our common stock at the 2020 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Friday, May 22, 2020, at 8:30 a.m. Central Time, at www.virtualshareholdermeeting.com/SRCL2020.

This proxy statement and our annual report to stockholders (which includes a copy of our Annual Report on Form 10-K for the year ended December 31, 2019), are first being made available to stockholders on or about April 9, 2020. Although both are made available together, our annual report to stockholders is not part of this proxy statement.

What Will Stockholders Vote on at the Annual Meeting?

Stockholders will vote on the following matters at the Annual Meeting:

• election to the Board of the twelve nominees for director named in this proxy statement (Item 1);

• an advisory vote to approve executive compensation (the "say-on-pay" vote) (Item 2);

• approval of an amendment to the Stericycle, Inc. Employee Stock Purchase Plan increasing the number of shares available for issuance (Item 3);

• ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020 (Item 4);

• a stockholder proposal entitled Special Shareholder Meeting Improvement, if properly presented at the Annual Meeting (Item 5);

• a stockholder proposal with respect to amendment of our compensation clawback policy, if properly presented at the Annual Meeting (Item 6); and

• any other matter that properly comes before the Annual Meeting.

What Are the Board's Voting Recommendations?

The Board recommends that you vote your shares:
• **FOR** each of the twelve nominees for election to the Board (Item 1);

• **FOR** the advisory vote to approve executive compensation (Item 2);

• **FOR** approval of an amendment to the Stericycle, Inc. Employee Stock Purchase Plan increasing the number of shares available for issuance (Item 3);

• **FOR** ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020 (Item 4);

• **AGAINST** the stockholder proposal entitled Special Shareholder Meeting Improvement (Item 5); and

• **AGAINST** the stockholder proposal with respect to amendment of our compensation clawback policy (Item 6).

Who May Vote at the Annual Meeting?

Only stockholders of record as of the close of business on March 27, 2020 are entitled to vote at the Annual Meeting. Each outstanding share of common stock as of the record date is entitled to one vote on all matters that come before the meeting. There is no cumulative voting.

As of the close of business on the record date of March 27, 2020, there were 91,413,107 shares of our common stock issued and outstanding.

Why Did I Receive Only a One-Page Notice in the Mail Regarding the Internet Availability of Proxy Materials Instead of Receiving a Full Set of Printed Proxy Materials?

In accordance with the "notice and access" rules of the SEC, we have elected to provide access to our proxy materials, including this proxy statement and our annual report to stockholders, over the internet, and accordingly, we mailed our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") on or about April 9, 2020. This Notice contains instructions on how to access our proxy materials over the internet, how to request a printed or electronic copy of these materials and how to vote by internet, telephone or mail. The voting facilities over the internet or by telephone will remain open until 11:59 p.m. Eastern Time on May 21, 2020. You may also vote during the Annual Meeting at www.virtualshareholdermeeting.com/SRCL2020. The Notice is not a proxy card and cannot be used to vote your shares.

What Is the Difference Between a Stockholder of Record and a Beneficial Owner of Shares Held in Street Name?

If your shares are registered directly in your name with our stock registrar and transfer agent, EQ Shareowner Services, you are considered the stockholder of record for those shares and have the right to vote those shares directly.

If your shares are held in an account at a brokerage firm, bank or other nominee (for convenient reference, a "broker"), you are considered the beneficial owner of those shares, which are said to be held in "street name," and the broker is considered the stockholder of record for voting purposes. As the beneficial owner, you cannot vote the shares in your account directly, but you have the right to instruct the broker how to vote them.

As a beneficial owner, you are invited to attend the Annual Meeting, but because you are not a stockholder of record, you may not vote your shares online at the Annual Meeting unless you obtain a valid proxy from your broker.

If I Am a Stockholder of Record, How Do I Vote?

You may vote in several ways. You may vote by proxy over the internet or by telephone by following the instructions provided in the Notice. In addition, if you request copies of our proxy materials in printed form, you may vote by completing and signing the proxy card included in the materials and returning it in the postage-paid envelope provided. You may also vote online during the Annual Meeting through the link:

www.virtualshareholdermeeting.com/SRCL2020. The 16-digit control number provided on your Notice of Internet Availability of Proxy Materials or proxy card is necessary to access this site. See below for instructions on voting if your shares are held through a third party.

If I Am a Beneficial Owner of Shares Held in Street Name, How Do I Instruct My Broker How to Vote?

If you are a beneficial owner of our common stock, the Notice was forwarded to you by your broker. You may instruct your broker how to vote over the internet or by telephone by following the instructions provided by your broker.

In addition, if you request copies of our proxy materials in printed form, you may instruct your broker how to vote by completing and signing the voting instruction card included in the materials and returning it in the postage-paid envelope provided.

What Happens if I Am a Stockholder of Record and Sign and Return the Proxy Card But Do Not Make Any Voting Choices?

The proxy holders (the persons named as proxies) will vote your shares in accordance with the Board's voting recommendations for Items 1 through 6 described in this proxy statement. See "What Are the Board's Voting Recommendations?" above.

We do not expect that any other matters will properly come before the Annual Meeting. If, however, any other matters do come before the meeting, the proxy holders will vote your shares in accordance with their judgment.

What Happens if I Am a Beneficial Owner of Shares Held in Street Name and Do Not Give Voting Instructions to My Broker?

Under the stock exchange and other rules governing brokers who are voting shares held in street name, brokers have authority to vote those shares at their discretion on "routine" matters but may not vote those shares on "non-routine" matters. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020 (Item 4) is considered a routine matter under the relevant rules. All of the other items to be voted on (Items 1, 2, 3, 5 and 6) are considered non-routine matters.

A "broker non-vote" occurs when your broker returns a proxy card for your shares held in street name but does not vote on a particular matter because (i) the broker has not received voting instructions from you and (ii) the broker does not have authority to vote on the matter without instructions because the matter is of a non-routine nature. Broker non-votes will not have any effect on the result of the vote when they occur. There will not be any broker non-votes on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020 (Item 4) because brokers will have discretionary authority to vote on this matter.

What Is the Quorum Required for the Annual Meeting?

Holders of a majority of our outstanding shares entitled to vote at the Annual Meeting who are present in person or represented by proxy will constitute a quorum to conduct business at the Annual Meeting.

If you are a stockholder of record and vote your shares by proxy, your shares will be counted for purposes of determining whether a quorum is present even if your voting choice is to abstain. Similarly, if you are a beneficial owner of shares held in street name and do not give voting instructions to your broker, your shares will be counted for purposes of determining whether a quorum is present if your broker votes your shares on any routine matter.

What Are My Choices in Voting on the Matters to Be Voted on at the Annual Meeting?

On Item 1 (the election of directors), you may vote "For" or "Against" each individual nominee or "Abstain" from voting on the nominee's election.

On Item 2 (the say-on-pay vote), Item 3 (approval of an amendment to the Stericycle, Inc. Employee Stock Purchase Plan increasing the number of shares available for issuance), Item 4 (ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020), Item 5 (the stockholder proposal entitled Special Shareholder Meeting Improvement) and Item 6 (the stockholder proposal with respect to amendment of our compensation clawback policy), you may vote "For" or "Against" the proposal or "Abstain" from voting on the proposal.

What Are the Voting Requirements to Approve the Matters to Be Voted on at the Annual Meeting?

- Item 1 (election of directors): Each nominee for election as a director will be elected by the vote of a majority of the votes cast and therefore must receive more "For" votes than "Against" votes in order to be elected as a director. Abstentions and broker non-votes will not have any effect on the result of the vote.

- Item 2 (the say-on-pay vote): This proposal requires for approval the affirmative vote of a majority of the shares present, either online or represented by proxy, and entitled to vote. Abstentions will have the same effect as a vote "Against." Broker non-votes will not have any effect on the result of the vote.

- Item 3 (approval of an amendment to the Stericycle, Inc. Employee Stock Purchase Plan increasing the number of shares available for issuance): This proposal requires for approval the affirmative vote of a majority of the shares present, either online or represented by proxy, and entitled to vote. Abstentions will have the same effect as a vote "Against." Broker non-votes will not have any effect on the result of the vote.

- Item 4 (ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2020): This proposal requires for approval the affirmative vote of a majority of the shares present, either online or represented by proxy, and entitled to vote. Abstentions will have the same effect as a vote "Against." Brokers will have discretionary authority to vote on Item 4, and therefore, there will not be any broker non-votes on this matter.

- Item 5 (the stockholder proposal entitled Special Shareholder Meeting Improvement): This proposal requires for approval the affirmative vote of a majority of the shares present, either online or represented by proxy, and entitled to vote. Abstentions will have the same effect as a vote "Against." Broker non-votes will not have any effect on the result of the vote.

- Item 6 (the stockholder proposal with respect to amendment of our compensation clawback policy): This proposal requires for approval the affirmative vote of a majority of the shares present, either online or represented by proxy, and entitled to vote. Abstentions will have the same effect as a vote "Against." Broker non-votes will not have any effect on the result of the vote.

Can I Change My Vote after I Have Voted?

If you are a stockholder of record, you may change your vote by voting again over the internet or by telephone (before those voting facilities are closed as noted under "Why Did I Receive Only a One-Page Notice in the Mail Regarding the Internet Availability of Proxy Materials Instead of Receiving a Full Set of Printed Proxy Materials?"). If you are a stockholder of record, you may also change your vote by returning a new, properly completed proxy card bearing a later date than the date of your original proxy card. In addition, you may revoke your proxy by attending the Annual Meeting online and voting again. Attendance at the online meeting will not, by itself, revoke your proxy. You may also revoke your proxy any time before the final vote at the Annual Meeting by filing a signed notice of revocation with the Secretary of the Company at 2355 Waukegan Road, Bannockburn, Illinois 60015.

If you are a beneficial owner of shares held in street name, you may revoke your proxy by following the instructions provided by your broker.

How Can I Find Out the Voting Results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting, if available. The final voting results will be tallied by the inspector of elections and reported in a Current Report on Form 8-K which we will file with the SEC within four business days following the Annual Meeting.

Who Is Paying for the Cost of This Proxy Solicitation?

We will bear the cost of this proxy solicitation. We have retained Innisfree M&A Incorporated ("Innisfree") to help us solicit proxies. We will pay Innisfree a base fee of $50,000 plus reasonable expenses for its services. Some of our officers and employees may solicit proxies by personal conversations, telephone, regular mail or email, but they will not receive any additional compensation for doing so. We will reimburse brokers and others for their reasonable charges and expenses in forwarding our proxy materials to stockholders who are beneficial owners of shares of our common stock.

Multiple Individuals Residing in My Home Are Beneficial Owners of Stericycle Common Stock. Why Did We Receive Only One Set of Proxy Materials?

We are sending only one envelope with multiple Notices to you if you share a single address with another stockholder, unless we have received instructions to the contrary from you. This practice, known as "householding," is designed to eliminate duplicate mailings, conserve natural resources and reduce our printing and mailing costs. We will promptly deliver a separate Notice to you upon written or verbal request. If you wish to receive duplicate mailings in the future, you may contact Investor Relations, Stericycle, Inc., 2355 Waukegan Road, Bannockburn, Illinois 60015. If you currently receive multiple Notices, you can request householding by contacting our Investor Relations as described above. If you own your shares through a broker, you can request householding by contacting the holder of record.

Why is the Annual Meeting Virtual and Can I Submit Questions?

Hosting a virtual Annual Meeting provides expanded access, improved communication and cost savings for our stockholders and us and enables stockholder participation from any location around the world. We are also hosting a virtual Annual Meeting to support the health and well-being of our employees, partners and stockholders in light of the public health impact of the coronavirus outbreak (COVID-19). Stockholders may submit questions during the Annual Meeting at: www.virtualshareholdermeeting.com/SRCL2020. Management will respond to questions in the same way as it would if the company held an in-person meeting. If you have questions, you may type them in the dialog box provided at any point during the meeting until the floor is closed to questions. For technical assistance on the day of the Annual Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page.

STOCK OWNERSHIP

Stock Ownership by Directors and Officers

The following table provides information about the beneficial ownership of shares of our common stock as of March 31, 2020 by (i) each of our directors and director nominees, (ii) each of our named executive officers listed in the Summary Compensation Table herein, and (iii) all of our directors and executive officers as a group:

	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Directors and Director Nominees		
Robert S. Murley	12,971	*
Cindy J. Miller[3]	29,686	*
Brian P. Anderson	10,182	*
Lynn D. Bleil	22,337	*
Thomas F. Chen	32,698	*
J. Joel Hackney, Jr.	2,604	*
Veronica M. Hagen	3,662	*
Stephen C. Hooley	1,101	*
James J. Martell	–	*
Kay G. Priestly	3,662	*
James L. Welch	–	*
Mike S. Zafirovski	39,988	*
Named Executive Officers		
Janet H. Zelenka	–	*
Daniel V. Ginnetti	188,721	*
Joseph A. Reuter	7,137	*
David W. Stahl	16,751	*
Charles A. Alutto[4]	611,283	*
William J. Seward[5]	–	*
Kurt M. Rogers[6]	1,740	*
All current directors and executive officers as a group (18 persons)[7]	391,641	*

*   *Less than 1%.*

(1) This column includes the following shares:

Name	Shares of Common Stock Owned	Options Exercisable Within 60 days After March 31, 2020	RSUs/PSUs Vesting Within 60 days After March 31, 2020	DSUs
Robert S Murley	1,477	3,585	3,645	4,264
Cindy J. Miller	3,278	25,050	1,358	–
Brian P. Anderson	2,487	3,585	2,604	1,506
Lynn D. Bleil	2,465	16,522	–	3,350
Thomas F. Chen	6,868	21,720	2,604	1,506
J. Joel Hackney, Jr.	–	–	2,604	–
Veronica M. Hagen	1,831	–	1,831	–
Stephen C. Hooley	–	–	–	1,101
Kay G. Priestly	1,831	–	1,831	–
Mike S. Zafirovski	3,415	32,602	495	3,476
Janet H. Zelenka	–	–	–	–
Daniel V. Ginnetti	13,783	174,938	–	–
Joseph A. Reuter	825	5,050	1,262	–
David W. Stahl	2,695	13,609	447	–
Charles A. Alutto	13,100	598,183	–	–
William J. Seward	–	–	–	–
Kurt M. Rogers	1,740	–	–	–

(2) Shares of common stock issuable under a derivative security within 60 days after March 30, 2020 are considered outstanding for purposes of computing the percentage of the person holding the security but are not considered outstanding for purposes of computing the percentage of any other person.

(3) Ms. Miller is also a named executive officer.

(4) Mr. Alutto stepped down as Chief Executive Officer and as a director in May 2019.

(5) Mr. Seward ceased employment with the Company in October 2019.

(6) Mr. Rogers ceased employment with the Company in January 2020 and was subsequently rehired in March 2020.

(7) Includes the holdings included in footnote 1 (except those reported for Messrs. Alutto, Seward and Rogers) as well as 1,789 shares of common stock, 16,363 shares of common stock issuable pursuant to stock options that become exercisable within 60 days after March 31, 2020, and 1,989 shares of common stock subject to RSUs/PSUs that will vest within 60 days after March 31, 2020.

Stock Ownership of Certain Stockholders

The following table provides information about the beneficial ownership of our common stock by each person who was known to us to be the beneficial owner as of March 31, 2020 of more than 5% of our outstanding common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	8,312,390	9.12%
BlackRock, Inc.[2] 55 East 52nd Street New York, New York 10055	8,018,054	8.8%
AllianceBernstein L.P.[3] 1345 Avenue of the Americas New York, New York 10105	7,434,679	8.2%
T. Rowe Price Associates, Inc.[4] 100 E. Pratt Street Baltimore, Maryland 21202	7,023,251	7.7%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Baillie Gifford & Co.[5] Calton Square 1 Greenside Row Edinburgh EH1 3AN Scotland UK	5,012,431	5.5%

(1) Based on a Schedule 13G/A filed with the SEC on February 12, 2020, the Vanguard Group, Inc. has sole voting power with respect to 45,782 shares, shared voting power with respect to 16,408 shares, sole dispositive power with respect to 8,261,509 shares and shared dispositive power with respect to 50,881 shares.

(2) Based on a Schedule 13G/A filed with the SEC on February 6, 2020, BlackRock, Inc. has sole voting power with respect to 7,666,042 shares, and sole dispositive power with respect to 8,018,054 shares.

(3) Based on a Schedule 13G filed with the SEC on February 18, 2020, AllianceBernstein L.P. has sole voting power with respect to 5,831,030 shares, sole dispositive power with respect to 7,330,621 shares and shared dispositive power with respect to 104,058 shares.

(4) Based on a Schedule 13G/A filed with the SEC on February 14, 2020, T. Rowe Price Associates, Inc. has sole voting power with respect to 2,859,533 shares and sole dispositive power with respect to 7,003,546 shares.

(5) Based on a Schedule 13G/A filed with the SEC on January 22, 2020, Baillie Gifford & Co. has sole voting power with respect to 4,492,005 shares and sole dispositive power with respect to 5,012,431 shares.

OTHER MATTERS

As of the date of this proxy statement, our Board of Directors does not know of any other business to come before the Annual Meeting for consideration by our stockholders. If any other business should properly come before the meeting, the persons named as proxies in the accompanying proxy card will vote the shares of common stock represented by the proxy in accordance with their judgment.

STOCKHOLDER PROPOSALS FOR THE 2021 ANNUAL MEETING

Any stockholder who wishes to present a proposal for consideration at our 2021 Annual Meeting of Stockholders, and to have the proposal included in our proxy statement for the meeting, must submit the proposal to us by December 10, 2020. Stockholder proposals for inclusion in our proxy statement must comply with the rules of the SEC in order to be included and should be sent to Investor Relations, Stericycle, Inc., 2355 Waukegan Road, Bannockburn, Illinois 60015.

In accordance with our bylaws, any stockholder who wishes to present a proposal from the floor for consideration at our 2021 Annual Meeting of Stockholders, without inclusion of such matters in our proxy materials, must submit proper notice to us no earlier than January 21, 2021 and no later than February 20, 2021.

Stockholders who intend to submit director nominees for inclusion in our proxy materials for the 2020 Annual Meeting of Stockholders must comply with the requirements of proxy access as set forth in our bylaws. The stockholder or group of stockholders who wish to submit director nominees pursuant to proxy access must deliver the required materials to the Secretary of the Company no earlier than the close of business on November 10, 2020, and no later than the close of business on December 10, 2020.

APPENDIX A Definition and Reconciliation of Non-GAAP Measures

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization ("Adjusted EBITDA") and Adjusted Earnings Before Interest, and Tax ("Adjusted EBIT") was Income from operations excluding specified items outlined in the table below. Management believes the 2019 adjusted financial measures represented the amounts directly related to the ongoing operations of the business and used these measures in evaluating performance. All adjusted financial measures were intended to supplement the applicable U.S. GAAP measures and should not be considered in isolation from, or a replacement for, financial measures prepared in accordance with U.S. GAAP and may not be comparable to or calculated in the same manner as Non-GAAP financial measures published by other companies.

The company calculated Adjusted Return on Invested Capital ("ROIC") by dividing Adjusted Net Operating Profit after Tax ("NOPAT") by the average of the prior two year ending amounts for Invested Capital. Stericycle used the following calculation for Invested Capital: Total Assets less Cash and Equivalents, less Short Term Investments, less Current Liabilities, plus Current Portion of Long Term Debt. "NOPAT" was calculated by reducing "Adjusted EBIT" (referenced above) by Intangible Amortization and current year acquisitions and multiplying by (1 – Adjusted Tax Rate) plus Intangible Amortization. The adjusted tax rate was calculated by dividing the Pre-tax Book Income excluding specified items outlined in table below by Income Tax Benefit/(Expense) plus the tax impact of the specified items (referenced above). In order to normalize the "ROIC" equation for the fact that Intangible Amortization is added back to "NOPAT," the Accumulated Amortization of Intangible Assets was also added back to the average Invested Capital.

Adjusted Earnings Before Interest and Tax ("Adjusted EBIT")

	Q1 ($000)	Q2 ($000)	Q3 ($000)	Q4 ($000)	2019 Total ($000)
Income from Operations U.S. GAAP	**(4.2)**	**25.2**	**(34.5)**	**(198.5)**	**(211.9)**
Business Transformation	20.5	14.0	17.1	16.1	67.7
Intangible Amortization	37.8	36.8	35.8	34.7	145.2
Acquisition and Integration	1.9	(0.0)	1.6	(0.0)	3.5
Operational Optimization	3.6	3.6	3.9	3.4	14.5
Divestitures	(2.8)	4.9	85.4	27.3	114.8
Litigation, Settlements, and Regulatory Compliance	9.8	9.1	2.4	6.9	28.2
Impairment	22.5	2.2	0.0	225.8	250.5
Other	15.7	9.8	7.3	6.9	39.7
Income from Operations (Adjusted)	**104.9**	**105.6**	**118.9**	**122.6**	**452.2**
Depreciation	31.8	32.1	31.6	30.2	125.8
EBITDA (Adjusted)	**136.8**	**137.7**	**150.5**	**152.8**	**577.8**

Adjusted Return on Invested Capital ("ROIC")

	2019 Total ($000)
Net Operating Profit After Tax	
Income from Operations U.S. GAAP	(211.9)
Business Transformation	67.7
Acquisition and Integration	3.5
Operational Optimization	14.5
Divestitures	114.8
Litigation, Settlements, and Regulatory Compliance	28.2
Impairment	250.5
Other	39.7
Current Year Acquisitions	0.0
Net Operating Profit Before Tax	307.0
Pre-tax Book Income	(362.8)
Adjustments	694.1
Pre-tax Book Income (Adjusted)	331.3
Tax (Benefit)/Expense	(16.8)
Tax Impact of Adjustments	105.8
Adjusted Tax Benefit/Expense	89.0
Tax Rate as Reported	4.6%
Tax Rate Adjusted	26.9%
Net Operating Profit After Tax	224.3
Intangible Amortization	145.2
NOPAT	369.5

Invested Capital

	2018 Total ($000)	2019 Total ($000)
Total Assets	6,455.5	6,437.0
less: Cash	(34.3)	(34.7)
less: Short Term Investments	0.0	0.0
less: Current Liabilities	(733.2)	(756.9)
plus: Current Portion of Long Term Debt	104.3	103.1
Invested Capital	5,792.3	5,748.5
Average Invested Capital (2018 and 2019)	5,944.2	5,770.4
plus: Accumulated Amortization	499.9	584.9
Invested Capital	6,444.1	6,355.2
Return on Invested Capital	7.7%	5.81%

Adjusted Earnings per Share ("Adjusted EPS")

	Year Ended December 31, 2019 (Loss) Earnings Per Share ($)
U.S. GAAP EPS	**(3.81)**
Adjustments:	
Business Transformation	0.56
Intangible Amortization	1.23
Acquisition and Integration	0.03
Operational Optimization	0.13
Divestitures (including Divestiture Losses, net of Gains)	0.99
Litigation, Settlements and Regulatory Compliance	0.26
Asset Impairments	0.24
Goodwill Impairment	2.43
Other	0.37
Capital Allocation	0.22
Adjusted EPS	**2.65**

APPENDIX B Amended and Restated Employee Stock Purchase Plan

Article 1 Purpose

The purpose of this plan is to encourage employees of Stericycle, Inc. (the "Company") to continue in their employment, and to participate in the Company's future, by allowing them to purchase shares of the Company's common stock at a price below the market price of the stock. This plan is intended to be an employee stock purchase plan under Section 423 of the Internal Revenue Code.

Article 2 Definitions

Account means the bookkeeping account established for each Participant.

Board means the Company's Board of Directors.

Closing Price means the last reported sales price of a share of Common Stock on the Nasdaq National Market.

Common Stock means the Company's common stock, par value $.01 per share.

Company means Stericycle, Inc., a Delaware corporation.

Compensation means gross salary or wages.

Eligible Employee means, in respect of an Offering, (i) a full-time Employee who has completed six months' employment as of the First Day of the Offering or (ii) a part-time Employee who customarily works more than 20 hours per week and who has completed six months' employment as of the First Day of the Offering.

Employee means an employee of the Company or a U.S. Subsidiary. References to "employment" are to employment by the Company or a U.S. Subsidiary.

First Day means, in respect of an Offering, the first regular business day during the Offering.

Internal Revenue Code means the Internal Revenue Code of 1986, as amended, and as it may be amended in the future.

Last Day means, in respect of an Offering, the last regular business day during the Offering.

Officer means (i) the Company's President and Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer (ii) any Executive Vice President and (iii) any other person who is considered an "officer" of the Company for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934.

Offering means an offering of Common Stock pursuant to Options granted under this Plan.

Option means the right of a Participant to purchase shares of Common Stock in an Offering.

Option Grant Date means the First Day of an Offering.

Option Expiration Date means the Last Day of an Offering.

Option Price means, in respect of an Option, the price per share at which shares of Common Stock may be purchased pursuant to the exercise of the Option.

Option Shares means the shares of Common Stock issued upon the exercise of an Option.

Participant means an Eligible Employee who elects to participate in an Offering.

Plan means this plan, as it may be amended. The name of this Plan is the "Stericycle, Inc. Employee Stock Purchase Plan."

Plan Administrator means the Board or the committee of the Board or the administrative committee of Officers of the Company to which the Board has delegated its authority to administer the Plan in accordance with Paragraph 5.1.

U.S. Subsidiary means a "subsidiary corporation" as defined in Section 424(f) of the Internal Revenue Code (with the Company as the "employer corporation") which is incorporated under the laws of Delaware or another American state or under the laws of the Commonwealth of Puerto Rico.

Article 3   Effective Date

This Plan became effective as of July 1, 2001, following approval by the Company's stockholders at the Annual Meeting on May 15, 2001.

Article 4   Shares Available

The total number of Option Shares which may be issued under this Plan is 1,700,000 shares (subject to adjustment as provided in Paragraph 7.1).

Article 5   Plan Administration

5.1   Plan Administrator

This Plan shall be administered by the Board. The Board may delegate its authority to administer the Plan (but not its power to amend, suspend or terminate this Plan) to a standing or other committee of the Board or to an administrative committee consisting of any two or more Officers.

5.2   Powers

Subject to and not inconsistent with the provisions of the Plan, the Plan Administrator shall have the authority, in its discretion, to determine the terms, conditions, restrictions and limitations applicable to each Offering, the Options granted pursuant to the Offering, and the Option Shares issued upon the exercise of those Options.

5.3   Interpretation

The Plan Administrator may interpret the Plan, adopt and revise policies, procedures and guidelines to administer the Plan, and make all determinations required for the Plan's administration. The actions of the Plan Administrator shall be final and binding.

5.4   No Discrimination

All Eligible Employees shall have the same rights and privileges under the Plan with the exception that, as provided in Article 6, the number of shares of Common Stock that may be purchased under Options granted in any Offering may bear a uniform relationship to compensation. All policies, procedures and determinations in the administration of the Plan shall be applied uniformly and consistently to all persons in similar circumstances.

Article 6   Offerings

6.1   Offerings

Unless the Plan Administrator specifies otherwise (by providing for Offerings of a different frequency or length, or by canceling any Offering prior to the First Day of the Offering), there shall be two Offerings each calendar year. The first Offering shall be begin on January 1 and end on the following June 30 of each year, and the second Offering shall begin on July 1 and end on the following December 31.

6.2   Option Grant

Each Eligible Employee as of the First Day of any Offering who has elected to participate in the Offering shall be granted an Option as of the First Day of the Offering pursuant to the terms of the Offering. The Option shall be for a number of shares of Common Stock equal to the quotient obtained by dividing (i) the aggregate Compensation to be withheld and credited to the Participant's Account during the Offering by (ii) the Option Price (as determined in accordance with Paragraph 6.5).

6.3   Participation

Each Eligible Employee (and each other Employee who will become and in fact becomes an Eligible Employee as of the First Day of the Offering) may participate in any Offering by completing an enrollment agreement in the manner and within the time prior to the First Day of the Offering that the Plan Administrator specifies.

6.4   Payroll Deductions

A Participant's enrollment agreement shall specify the percentage of his or her Compensation during the Offering that the Participant elects to have withheld and credited to his or her Account for purposes of exercising the Participant's Option. The Participant may specify any whole percentage of his or her Compensation not exceeding $5,000 during any Offering Period (appropriately increased or reduced in the case of any Offering Period longer or shorter than six months). Payroll deductions shall begin with the first regular payroll period ending on or after the First Day of the Offering and end with the last regular payroll period ending on or before the Last Day (or, if earlier, upon the termination of the Participant's employment).

6.5   Option Price

The Option Price shall be equal to 85% of the Closing Price of a share of Common Stock on the Last Day of the Offering (or on the last trading day preceding the Last Day if it is not a trading day).

6.6   Option Exercise

Each Participant in an Offering shall be considered to have exercised his or her Option on the Last Day of the Offering so as to purchase the maximum whole number of Option Shares. The Option Shares issuable upon the Participant's exercise shall be credited to his or her Account as of the Last Day and considered to be issued and outstanding shares. Fractional shares shall not be issued, and any amounts remaining credited to a Participant's Account after the Participant's exercise of his or her Option shall be added to the aggregate Compensation credited to the Participant's Account during the next Offering in which he or she participates.

6.7   Nontransferability of Options

No Participant in an Offering may sell, pledge, transfer or otherwise dispose of his or her Option under any circumstances.

6.8   Cancellation of Options

In the event that the employment of a Participant in an Offering terminates prior to the Last Day of the Offering for any reason (whether as a result of his or her resignation, death or otherwise), the Participant's Option shall be cancelled as of the date of the Participant's termination of employment. All Compensation credited to a Participant's Account as of his or her termination shall be refunded without interest no later than 30 days after the Participant's termination.

6.9   Election To Cease Participation

A Participant may elect to cease participation in an Offering effective at any time prior to the Last Day of the Offering and receive a refund of all Compensation credited to his or her Account; provided, however, that if an election to cease participation is received less than 30 days prior to the Last Day of an Offering (including an Offering ending on December 31, 2016), such election shall not be given effect for the then current Offering but shall instead be given effect for the next following Offering. The Participant's election shall serve to cancel the Participant's Option and terminate his or her participation in both the current Offering (or the next following Offering, if applicable pursuant to the preceding sentence) and all subsequent Offerings (subject, in the case of a subsequent Offering, to participation by re-enrollment pursuant to Paragraph 6.3). Subject to the foregoing provisions of this Section 6.9, an election to cease participation in an Offering shall be made in the manner and within the time prior to the Last Day of the Offering that the Plan Administrator specifies; provided, however, that no such election may be made effective retroactively.

6.10   Option Shares

A Participant shall possess all of the rights and privileges of a stockholder with respect to the Option Shares credited to his or her Account.

6.11   Account Balances

No interest shall accrue on any Compensation credited to a Participant's Account. After the close of each Offering, a report shall be sent to each Participant (or made available to the Participant through his or her E*Trade account) stating the entries made to his or her Account, the number of Option Shares purchased, and the applicable Option Price.

6.12   Continuing Participation

A Participant's enrollment agreement pursuant to Paragraph 6.3 shall remain in effect indefinitely (for both the Offering in respect of which it was initially filed and all subsequent Offerings) unless:

(a)   the Participant changes the percentage of Compensation that he or she elects to have withheld, with effect for the next Offering and all subsequent Offerings, in the manner and within the time prior to the First Day of the next Offering that the Plan Administrator specifies; or

(b)   the Participant elects to cease participation in the current Offering pursuant to Paragraph 6.9.

6.13   Limitations

Notwithstanding any other provision of this Plan:

(a)   No Option shall be granted to any Eligible Employee for a number of shares of Common Stock greater than the number of shares determined by dividing (i) $25,000 by (ii) the Closing Price of a share of Common Stock on the First Day of the Offering (or on the first trading day following the First Day if it is not a trading day), rounding the quotient down to the nearest whole share.

(b)   No Option shall be granted to any Eligible Employee that would permit his or her rights to purchase shares of Common Stock under this Plan and all other employee stock purchase plans of the Company or any Subsidiary to accrue at a rate exceeding $25,000 of the fair market value of such shares (determined at the time that the Option is granted) during any calendar year in which the Option is outstanding. Any Option granted under this Plan shall be deemed to be modified to the extent necessary in order to satisfy the requirements of this Paragraph 6.13(a) and Section 423(b)(8) of the Internal Revenue Code.

(c)   No Option shall be granted to any Eligible Employee if, immediately after the Option is granted, he or she would own (or would be deemed to own, applying the rules of Section 423(b)(3) of the Internal Revenue Code) stock possessing 5% or more of the voting power or value of all classes of stock of the Company or any Subsidiary.

Article 7   Miscellaneous Provisions

7.1   Capitalization Adjustments

The aggregate number of shares of Common Stock for which Options may be granted under the Plan, the aggregate number of Option Shares in respect of each outstanding Option, and the exercise price of each outstanding Option may be adjusted by the Plan Administrator as it considers appropriate in the event of changes in the number of outstanding shares of Common Stock by reason of stock dividends, stock splits, recapitalizations, reorganizations and the like. Adjustments under this Paragraph 7.1 shall be made in the Plan Administrator's discretion, and its decisions shall be final and binding.

7.2   Amendment and Termination

The Board may amend, suspend or terminate this Plan at any time. The Company's stockholders shall be required to approve any amendment that would increase the number of Option Shares which may be granted under this Plan. If this Plan is terminated, the provisions of this Plan shall continue to apply to Options granted and Option Shares issued prior to termination, and no amendment, suspension or termination of the Plan shall adversely affect the rights of the holder of any outstanding Option without his or her consent.

7.3   No Right To Employment

Nothing in this Plan or in any Offering shall confer on any person the right to continue in the employ of the Company or a Subsidiary or limit the right of the Company or the Subsidiary to terminate his or her employment.

7.4   Notices

Notices required or permitted under this Plan shall be considered to have been duly given if sent by certified or registered mail addressed to the Plan Administrator at the Company's principal office or to any other person at his or her address as it appears on the Company's payroll or other records.

7.5   Severability

If any provision of this Plan is held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions, and the Plan shall be construed and administered as if the illegal or invalid provision had not been included.

7.6   Governing Law

This Plan shall be governed in accordance with the laws of the State of Illinois.

7.7   Other Countries

The Committee may adopt, amend and terminate one or more sub-plans to the Plan to permit employees in a country other than the United States to participate in the Plan on the terms described in the applicable sub-plan, in compliance with that country's securities, tax and other laws.

Stericycle's Global Sustainability Highlights

Stericycle provides essential sustainability services that help protect communities from harmful wastes, enable recycling and alternative use opportunities, and lead to greater consumer safety and satisfaction. Here is a sample of the annual global impact of our services as reported in our 2019 Corporate Social Responsibility Report:


Medical Waste Management
1.8 BILLION POUNDS
of Medical Waste Safely Treated


Secure Information Destruction
1.5 BILLION POUNDS
 of Paper Recycled


Pharmaceutical Waste Disposal
85 MILLION POUNDS
 of Drugs Safely Disposed


Hazardous Waste Management
1.2 BILLION POUNDS
of RCRA Wastes Properly Managed


Sharps Management
56 MILLION POUNDS
 of Plastic Diverted from Landfills


Sustainable Solutions
84 MILLION POUNDS
of Wastes Diverted from Landfills


Maritime Solutions
83 MILLION POUNDS
of Maritime Wastes Diverted from Landfills

Learn more about our sustainability efforts at
stericycle.com/about-us/sustainability.

2355 Waukegan Road
Bannockburn, IL 60015
800-643-0240 | **stericycle.com**

